As filed with the Securities and Exchange Commission on February 25, 2003

Registration No. 333-102162

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

AMENDMENT NO. 1

TO

FORM S-4

REGISTRATION STATEMENT

UNDER

THE SECURITIES ACT OF 1933

VARCO INTERNATIONAL, INC.

(Exact name of registrant as specified in its governing documents)

Delaware (State or Other Jurisdiction of Incorporation of Organization)	1389 (Primary Standard Industrial Classification Code Number)	76-0252850 (I.R.S. Employer Identification Number)

For Co-Registrants, see “Table of Co-Registrants” on following page.

2000 West Sam Houston Parkway South, Suite 1700

Houston, Texas 77042

(281) 953-2200

(Address of Principal Executive Offices)

James F. Maroney, III

Vice President, Secretary and General Counsel

2000 West Sam Houston Parkway South, Suite 1700

Houston, Texas 77042

(281) 953-2200

(Name, Address, including Zip Code, and Telephone Number including Area Code, of Agent for Service)

Copies To:

Patrick T. Seaver, Esq.

R. Scott Shean, Esq.

Latham & Watkins

650 Town Center Drive, 20th Floor

Costa Mesa, California 92626-1925

(714) 540-1235

Approximate date of commencement of proposed sale to the public:    As soon as practicable after the registration statement becomes effective.

If the securities being registered on this form are being offered in connection with the formation of a holding company and there is compliance with General Instruction G, check the following box.  ☐

If this form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If this form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

The registrant hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment that specifically states that this registration statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until this registration statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

TABLE OF CO-REGISTRANTS

Each of the following subsidiaries of Varco International, Inc., and each other subsidiary that is or becomes a guarantor of the 5.5% senior notes due 2012 registered hereby, is hereby deemed to be a Registrant.

Exact Name as Specified in their Charters*	Jurisdiction of Incorporation or Organization	Primary Standard Industrial Classification Number	I.R.S. Employer Identification Number

Environmental Procedures, Inc.	Delaware	1389	76-0380977

Fiber Glass Systems Holdings, L.L.C.	Delaware	3089	52-2048215

Tubo-FGS, L.L.C.	Delaware	3089	74-2843661

Tuboscope (Holding U.S.) Inc.	Delaware	1389	76-0561266

Varco I/P, Inc.	Delaware	1389	76-0551156

Tuboscope Pipeline Services Inc.	Texas	7389	76-0259606

Varco, L.P.	Delaware	1389	76-0642979

Fiber Glass Systems, L.P.	Texas	3089	74-2843660

TVI Holdings, L.L.C.	Delaware	1389	76-0623940

Varco US Holdings, Inc.	Delaware	3533	76-0672041

Advanced Wirecloth, Inc.	Louisiana	3533	76-0213872

Tulsa Equipment Manufacturing Company	Oklahoma	3533	73-1433794

*	The address and telephone number of the principal executive offices are the same as those of Varco International, Inc.

SUBJECT TO COMPLETION, DATED FEBRUARY 25, 2003

PROSPECTUS

$150,000,000

Varco International, Inc.

Offer to Exchange $150,000,000 of

5.5% Senior Notes Due 2012 for Our

Outstanding Unregistered 5.5% Senior Notes Due 2012

We are offering to exchange $150 million of 5.5% senior notes due 2012, which have been registered under the Securities Act of 1933, for all of our outstanding unregistered 5.5% senior notes due 2012. We refer to the registered senior notes as the new notes and the unregistered senior notes as the old notes. We issued the old notes on November 19, 2002. As of the date of this prospectus, an aggregate principal amount of $150 million of old notes is outstanding.

Please consider the following:

•	Our offer to exchange the new notes for the old notes expires at 5:00 p.m., New York City time, on , 2003, unless we extend the offer.

•	You should carefully review the procedures for tendering the old notes beginning on page 18 of this prospectus. If you do not follow these procedures, we may not exchange the new notes for your old notes.

•	We will not receive any proceeds from the exchange offer.

•	If you do not tender your old notes, you will continue to hold unregistered securities and your ability to transfer them could be adversely affected.

•	You may withdraw tendered old notes at any time before the expiration of the exchange offer.

Information about the new notes:

•	The terms of the new notes will be substantially identical to the old notes, except for the elimination of some transfer restrictions, registration rights and liquidated damages provisions relating to the old notes.

•	The new notes will mature on November 15, 2012.

•	We will pay interest on the new notes on May 15 and November 15 of each year, beginning May 15, 2003, at a rate of 5.5% per year.

•	We may redeem some or all of the new notes at any time, at a price described in this prospectus.

•	The new notes will rank equally with our existing and future senior indebtedness, junior to all of our existing and future secured indebtedness and senior to all of our existing and future subordinated indebtedness.

•	As of September 30, 2002, the new notes would have been senior in right of payment to $700,000 of other outstanding indebtedness.

•	Some of our wholly-owned subsidiaries have guaranteed the new notes on a senior unsecured basis. These subsidiaries comprise all of our subsidiaries that also guarantee our senior credit facility, our 7½% senior notes due 2008, our 7¼% senior notes due 2011 and any other funded indebtedness of ours. These guarantees may be released under circumstances described in this prospectus.

•	There is currently no public market for the new notes. We do not intend to list the new notes on any securities exchange. Therefore, we do not anticipate that an active public market for the new notes will develop.

You should read the section entitled “Risk Factors” beginning on page 9 for a discussion of specific factors that you should consider before participating in this exchange offer.

These securities have not been approved or disapproved by the Securities and Exchange Commission or any state securities commission nor has the Securities and Exchange Commission or any state securities commission passed upon the accuracy or adequacy of this prospectus. Any representation to the contrary is a criminal offense.

Each broker-dealer that receives new notes for its own account pursuant to the exchange offer must acknowledge that it will deliver a prospectus in connection with any resale of such new notes. The letter of transmittal states that by so acknowledging and by delivering a prospectus, a broker-dealer will not be deemed to admit that it is an “underwriter” within the meaning of the Securities Act. This prospectus, as it may be amended or supplemented from time to time, may be used by a broker-dealer in connection with resales of new notes received in exchange for old notes where such old notes were acquired by such broker-dealer as a result of market-making activities or other trading activities. We have agreed that, for a period of up to 180 days after the expiration date of the exchange offer, we will make this prospectus available to any broker-dealer for use in connection with any such resale. See “Plan of Distribution.”

The date of this prospectus is                     ,             .

i

SUMMARY

The following summary contains information about Varco and the offering of the new notes. It does not contain all of the information that may be important to you in making a decision to exchange your old notes. For a more complete understanding of Varco and this exchange offer, we urge you to read this entire prospectus and the documents incorporated by reference into this prospectus, including the “Risk Factors” section. In this prospectus, when we use the terms “Varco,” “we,” “us” or “our,” we mean Varco International, Inc. and its subsidiaries on a consolidated basis, unless the context requires otherwise.

Varco International

Varco International, Inc. is a leading provider of highly engineered drilling and well-servicing equipment, products and services to the world’s oil and gas industry. We are a leading manufacturer and supplier of innovative drilling systems and rig instrumentation; oilfield tubular and sucker rod inspections and internal tubular coating techniques; drill cuttings separation, control and disposal systems and services; high pressure fiberglass tubulars; and coiled tubing and pressure control equipment for land and offshore drilling operations. We also provide in-service pipeline inspections and sell and lease advanced in-line inspection equipment to makers of oil country tubular goods. We have a long tradition of pioneering many drilling and production innovations which have improved the efficiency, safety, cost and environmental impact of petroleum operations.

We are engaged in the design, manufacture, sale and rental of drilling and well-remediation equipment, and are engaged in the provision of technical services, around the world, with products and operations spanning six continents, 49 countries and every major oilfield market in the world. We underwent a significant transformation in May 2000 when Varco International, Inc. merged into Tuboscope Inc., with the surviving corporation retaining the name Varco International, Inc. The merger was accounted for as a pooling of interests, and unless otherwise indicated, the financial, historical and other information included in this prospectus is for the combined company. Our common stock is traded on the New York Stock Exchange under the symbol “VRC.” We operate primarily through four business groups: Drilling Equipment Sales, Tubular Services, Drilling Services and Coiled Tubing and Wireline Products.

Varco is incorporated under the laws of the State of Delaware. Our principal executive offices are located at 2000 West Sam Houston Parkway South, Suite 1700, Houston, Texas 77042, and our telephone number is (281) 953-2200.

Drilling Equipment Sales

Our Drilling Equipment Sales group manufactures and sells integrated systems and equipment for rotating and handling pipe on offshore and onshore drilling rigs; a complete line of conventional drilling rig tools and equipment, including pipe handling tools, hoisting equipment and rotary equipment; pressure control and motion compensation equipment; and flow devices.

We are a leader in the development of innovative drilling systems. Based on our supply of drilling equipment for most of the newly-constructed harsh environment offshore drilling rigs over the past few years, we believe we are the worldwide market leader in several of these product categories. We intend to continue our long tradition of pioneering innovations such as the top drive and automatic pipe handling systems, which improve the efficiency, safety, cost, and environmental impact of drilling operations.

This group’s customers include major oil and gas companies, independent producers, national oil companies, oilfield supply stores, and onshore and offshore drilling contractors.

Tubular Services

We are a leading provider of a variety of tubular services to oil and gas producers, drilling contractors, well-remediation contractors, pipeline operators, and tubular manufacturers and distributors. Our Tubular Services group provides tubular inspection services for drillpipe, casing, production tubing, and line pipe at drilling and workover rig locations, at pipe yards owned by our customers, at steel mills and processing facilities manufacturing tubular goods, and at facilities which we own. This group also provides for the internal coating of tubular goods at 14 manufacturing plants worldwide, and through licensees in certain locations.

We believe we are the leading provider of oil country tubular goods inspection and internal tubular coating services worldwide. Additionally, we design, manufacture and sell high pressure fiberglass tubulars for use in corrosive applications. The Tubular Services group also provides in-place inspection of oil, gas and product transmission pipelines through the application of free-swimming instrumented survey tools which we engineer, manufacture and operate.

With our acquisition of the oilfield services business of ICO, Inc. in September 2002, we entered the sucker rod market. Sucker rods are used to connect downhole pumps with pump jacks at the surface and to lift oil out of the ground. We provide exploration services, production services, and corrosion control services for new and used sucker rods. These services include a variety of processes designed to reduce the customer’s cost of drilling and production. We also sell equipment and supplies used in the inspection, reconditioning and coating of sucker rods.

This group’s customers include major oil and gas companies, independent producers, national oil companies, drilling contractors, oilfield supply stores, industrial plant operators and steel mills.

Drilling Services

Our Drilling Services group is engaged in the provision of highly-engineered equipment, products and services which separate and manage drill cuttings produced by the drilling process. Drill cuttings are usually contaminated with petroleum or drilling fluids, and must be disposed of in an environmentally sound manner. Additionally, efficient separation of drill cuttings enhances the drilling effectiveness of the drilling fluids for re-use. We are a leading provider of solids control services to the oil and gas drilling industry worldwide.

The Drilling Services group also rents and sells proprietary drilling rig instrumentation packages that monitor various processes throughout the drilling operation. This group’s rig instrumentation packages collect and analyze data through both analog and digital media, enabling rig personnel to maintain safe and efficient drilling operations. We believe we are the largest provider of drilling rig instrumentation packages worldwide.

This group’s customers include major oil and gas companies, independent producers, national oil companies and drilling contractors.

Coiled Tubing & Wireline Products

The Coiled Tubing & Wireline Products group sells highly-engineered coiled tubing equipment, related pressure control equipment, pressure pumping, wireline and related tools to companies engaged in providing oil and gas well drilling, completion and remediation services. We sell capital equipment and consumables to most of the major oilfield coiled tubing and wireline remediation and drilling service providers.

We believe we are the world’s leading designer and manufacturer of coiled tubing units, coiled tubing pressure control equipment and wireline pressure control equipment and one of the leading manufacturers of wireline units used in oil and gas well remediation, completion and drilling operations. We also manufacture steel coiled tubing used by well remediation contractors and oil and gas producers.

This group’s customers include major oil and gas coiled tubing service companies, as well as major oil companies and independent producers.

Recent Developments

On January 1, 2003, John F. Lauletta, who previously held the title of President and Chief Operating Officer, assumed the role of Chief Executive Officer and President. Mr. Lauletta succeeded George Boyadjieff, who will remain as Chairman of the Board until the 2003 annual meeting of Varco stockholders. At that time, Mr. Boyadjieff is expected to stand for re-election as a director and Mr. Lauletta is expected to assume the role of Chairman of the Board. In addition, on January 1, 2003, Joseph C. Winkler, previously our Chief Financial Officer and Executive Vice President, assumed the role of Chief Operating Officer, and Clay C. Williams, previously our Vice President of Finance and Corporate Development, assumed the role of Vice President and Chief Financial Officer.

Ratio of Earnings to Fixed Charges

The following table sets forth our ratio of earnings to fixed charges for the periods indicated:

					Nine Months Ended September 30,
Years Ended December 31,
1997	1998	1999	2000	2001	2002
8.1x	7.2x	3.0x	3.1x	5.6x	4.9x

For the purpose of these calculations, “earnings” consist of net income (loss) before income taxes, extraordinary items, and fixed charges. “Fixed charges” consist of interest expense and amortization of debt discount and related expenses believed by management to be representative of the interest factor thereon.

Risk Factors

Investment in the new notes involves certain risks. You should carefully consider the information under “Risk Factors” beginning on page 9 and all other information included in this prospectus before participating in the exchange offer.

The Exchange Offer

Following is a summary of the principal terms of our exchange offer. A more detailed description is contained in this prospectus under the heading “The Exchange Offer” beginning on page 16.

The exchange offer

We are offering to exchange $1,000 principal amount of our 5.5% Senior Notes due 2012, which have been registered under the Securities Act, for each $1,000 principal amount of our outstanding unregistered 5.5% Senior Notes due 2012. As of the date of this prospectus, $150 million in aggregate principal amount of the old notes are outstanding.

We have registered the new notes under the Securities Act and they are substantially identical to the old notes, except for the elimination of some transfer restrictions, registration rights and liquidated damages provisions relating to the old notes.

Resale of the new notes

We believe that the new notes issued to you pursuant to the exchange offer may be offered for sale, resold and otherwise transferred by you, without compliance with the registration and prospectus delivery provisions of the Securities Act, if you:

•      are acquiring new notes in the ordinary course of your business;

•      are not engaging in, and do not intend to engage in, a distribution of the new notes;

•      do not have an arrangement or understanding with any person to participate in a distribution of the new notes;

•      are not an “affiliate” of ours within the meaning of Rule 405 under the Securities Act; and

• are not a broker-dealer that acquired the old notes directly from us.

If any of these conditions is not satisfied and you transfer any new notes without delivering a proper prospectus or without qualifying for an exemption from registration, you may incur liability under the Securities Act. In addition, if you are a broker-dealer seeking to receive new notes for your own account in exchange for old notes that you acquired as a result of market-making or other trading activities, you must acknowledge that you will deliver this prospectus in connection with any offer to resell, or any resale or other transfer of the new notes that you receive in the exchange offer. See “Plan of Distribution.”

Expiration date	The exchange offer will expire at 5:00 p.m., New York City time, on , 2003, unless we extend the exchange offer.
Withdrawal rights

You may withdraw the tender of your old notes at any time prior to the expiration date of the exchange offer. We will return to you any of your old notes that we do not accept for exchange for any reason, without expense to you, promptly after the exchange offer expires or terminates.

Accrued interest on the new notes and the old notes

Interest on the new notes will accrue from the last interest payment date on which interest was paid on the old notes or, if no interest was paid on the old notes, from the date of issuance of the old notes, which was November 19, 2002. If your old notes are accepted for exchange you will be deemed to have waived the right to receive any interest on the old notes.

Conditions to the exchange offer

The exchange offer is subject to customary conditions that may be waived by us, however, the exchange offer is not conditioned upon any minimum aggregate principal amount of old notes being tendered for exchange. We currently anticipate that each of the conditions will be satisfied and that we will not need to waive any conditions. We reserve the right to terminate or amend the exchange offer at any time before the expiration date. For additional information, see “The Exchange Offer—Conditions.”

Procedures for tendering the old notes

If you wish to accept the exchange offer:

•      complete, sign and date the accompanying letter of transmittal, or a facsimile of the letter of transmittal, and mail or otherwise deliver the letter of transmittal, together with your old notes, to the exchange agent at the address set forth under “The Exchange Offer—Exchange Agent;” or

•      arrange for The Depository Trust Company to transmit certain required information, including an agent’s message forming part of a book-entry transfer in which you agree to be bound by the terms of the letter of transmittal, to the exchange agent in connection with a book-entry transfer.

By tendering your old notes in either manner, you will be representing, among other things, that:

•      the new notes you receive pursuant to the exchange offer are being acquired in the ordinary course of your business;

•      you are not participating in, and do not intend to participate in, a distribution of the new notes;

•      you have no arrangement with any person to participate in the distribution of the new notes issued to you in the exchange offer; and

•      you are not an “affiliate” of ours.

Special procedures for beneficial owners

If your old notes are registered in the name of a broker, dealer, commercial bank, trust company or other nominee and you wish to tender your old notes, you should contact the registered holder promptly and instruct the registered holder to tender your old notes on your behalf. If you wish to tender on your own behalf, you must, prior to completing and executing the letter of transmittal and delivering your old notes, either make appropriate arrangements to register ownership of the old notes in your name or obtain a properly completed bond power from the registered holder. The transfer of registered ownership may take considerable time and may not be able to be completed prior to the expiration date.

Guaranteed delivery procedures

If you wish to tender your old notes and cannot cause the old notes, the letter of transmittal or any other required documents to be transmitted to, and received by, the exchange agent prior to the expiration of the exchange offer, you may tender your old notes according to the guaranteed delivery procedures described in this prospectus under the heading “The Exchange Offer — Guaranteed Delivery Procedures.”

Acceptance of the old notes and delivery of the new notes

Subject to the satisfaction or waiver of the conditions to the exchange offer, we will accept for exchange any and all old notes that are properly tendered and not withdrawn prior to 5:00 p.m., New York City time, on the expiration date. The new notes will be delivered promptly following the expiration date. For additional information, see “The Exchange Offer—Terms of the Exchange Offer.”

United States federal tax considerations	The exchange of new notes for old notes in the exchange offer will not be a taxable event for United States federal income tax purposes. See “Material United States Federal Tax Considerations.”
Use of proceeds

We will not receive any cash proceeds from the issuance of the new notes. We will pay for all expenses incident to the exchange offer. For a description of the use of proceeds from the offering of the old notes, see “Use of Proceeds.”

Consequences of failing to exchange your old notes

The exchange offer satisfies our obligations and your rights under a registration rights agreement between us and the initial purchaser of the old notes. Except in limited circumstances, after the exchange offer is completed, you will not be entitled to any registration rights with respect to your old notes.

Therefore, if you do not exchange your old notes, you will not be able to reoffer, resell or otherwise dispose of your old notes unless:

•      you comply with the registration and prospectus delivery requirements of the Securities Act; or

•      you qualify for an exemption from the Securities Act registration requirements.

Exchange agent	The Bank of New York Trust Company of Florida, N.A. is serving as the exchange agent.

The New Notes

The form and terms of the new notes will be identical in all material respects to the form and terms of the old notes, except that the new notes will not bear legends restricting their transfer and will not have any of the registration and related liquidated damages rights of the old notes under the registration rights agreement, which rights will terminate upon consummation of the exchange offer. The new notes will evidence the same indebtedness as the old notes which they replace and will be issued under, and be entitled to the benefits of, the indenture dated as of November 19, 2002. For a more complete description of the terms of the new notes, see “Description of New Notes.”

Issuer	Varco International, Inc.
New notes	$150 million in principal amount of 5.5% Senior Notes due 2012
Maturity Date	November 15, 2012
Interest payment dates

May 15 and November 15 of each year, beginning May 15, 2003. Interest on the new notes will accrue from the last interest payment date on which interest was paid on the old notes or, if no interest was paid on the old notes, from the date of issuance of the old notes, which was November 19, 2002.

Ranking	The new notes will be our general unsecured obligations and will rank:
• equally with our existing and future senior indebtedness;
• junior to all of our existing and future secured indebtedness to the extent of the relative collateral value; and
• senior to all of our existing and future subordinated indebtedness. See “Description of New Notes—General.”

Assuming that we had completed the exchange offer on September 30, 2002, and after giving effect to the issuance of the old notes, the use of the net proceeds of the offering of the old notes and a partial repayment of our senior credit facility with cash on hand, the new notes, as of September 30, 2002:

• would have been effectively subordinated to $12 million of secured debt;
• would have ranked equally with $307.1 million of other unsecured debt; and
• would have ranked senior to $700,000 of other outstanding debt.

The indenture governing the new notes does not limit our ability to incur additional unsecured indebtedness. Accordingly, we may incur substantial amounts of additional indebtedness. For additional information, see “Description of Certain Indebtedness—Description of Senior Credit Agreement” and “Description of New Notes—Certain Covenants.”

Guarantees

Our obligations under the new notes will be unconditionally guaranteed by certain of our wholly-owned subsidiaries so that the new notes will not be structurally subordinated to our obligations under our senior credit facility or any other of our unsecured indebtedness that is guaranteed, from time to time, by our subsidiaries. If the obligations of any subsidiary guarantor under all of our other funded indebtedness terminate, that subsidiary guarantor may also be released from its guarantee of the new notes. If an existing or future subsidiary of ours guarantees any of our funded indebtedness, then that subsidiary will guarantee our debt under the new notes.

Optional redemption	We may redeem any of the new notes at any time at the redemption prices described in this prospectus, plus accrued and unpaid interest to the date of redemption.
Absence of a public market for the new notes

The new notes are new securities. There has been no public market for the old notes, and we do not anticipate that an active market for the new notes will develop. The new notes will not be listed on any securities exchange or included in any automated quotation system. As a result, an active or liquid market for the new notes may not develop. See “Plan of Distribution.”

RISK FACTORS

In addition to the other matters described in this prospectus and set forth in our Annual Report on Form 10-K and Quarterly Reports on Form 10-Q which are incorporated by reference in this prospectus, you should carefully consider the following risk factors before deciding to participate in the exchange offer.

We may not be able to generate a sufficient amount of cash flow to meet our debt service obligations.

Our ability to make payments on and to refinance our indebtedness, including the new notes, and to fund planned capital expenditures will depend on our ability to generate cash in the future. This, to a certain extent, is subject to general economic, financial, competitive, legislative, regulatory and other factors that are beyond our control.

If we are unable to generate sufficient cash flow from operations, achieve currently anticipated operating improvements or have access to future borrowings, we may not be able to repay our indebtedness, including the new notes, or to fund our other liquidity needs. In addition, we may need to refinance all or a portion of our indebtedness, including the new notes, on or before maturity. We may not be able to refinance any of our indebtedness, including the new notes, on commercially reasonable terms or at all.

Following this offering, we could incur a substantial amount of debt, which could materially adversely affect our financial condition, results of operations and business prospects and prevent us from fulfilling our obligations under the new notes.

On an adjusted basis after giving effect to the issuance of the old notes, the use of the net proceeds of the offering of the old notes and a partial repayment of our senior credit facility with cash on hand, we had $469.8 million of indebtedness outstanding at September 30, 2002. However, we will be permitted under our senior credit agreement and the indenture governing the new notes to incur additional debt, subject to certain limitations. For additional information, see “Description of Certain Indebtedness.” If we incur additional debt following this offering, our increased leverage could, for example:

•	make it more difficult for us to satisfy our obligations under the new notes or other indebtedness and, if we fail to comply with the requirements of the other indebtedness, could result in an event of default on the new notes or such other indebtedness;

•	require us to dedicate a substantial portion of our cash flow from operations to required payments on indebtedness, thereby reducing the availability of cash flow for working capital, capital expenditures and other general business activities;

•	limit our ability to obtain additional financing in the future for working capital, capital expenditures and other general corporate activities;

•	limit our flexibility in planning for, or reacting to, changes in our business and the industry in which we operate;

•	detract from our ability to successfully withstand a downturn in our business or the economy generally; and

•	place us at a competitive disadvantage against less leveraged competitors.

Our credit agreement, as amended, consists of a $150 million revolving credit facility inclusive of a $10 million agent swingline facility entered into with a syndicate of banks. The revolving facility and swingline facility are due January 30, 2005. The credit agreement restricts us from paying dividends on our common stock if a default exists under the credit facility or would result therefrom. The credit agreement also contains restrictive covenants with respect to the incurrence of indebtedness, the creation of liens, the making of loans and investments, interest coverage and debt to capital ratios. We were in compliance with all such covenants at September 30, 2002. As of September 30, 2002, we had outstanding borrowings of $90.0 million under the credit agreement.

Because our business is conducted through our subsidiaries, our ability to make payments on the new notes is dependent on the operating performance of our subsidiaries.

We conduct operations through our subsidiaries. As a result, we depend on dividends, loans or advances, or payments from our subsidiaries to satisfy our financial obligations and make payments to our investors. The ability of our subsidiaries to pay dividends and make other payments to us is restricted by, among other things, applicable corporate and other laws and regulations. This ability may be further restricted in the future by agreements to which our subsidiaries may be a party. Although the new notes are guaranteed by the subsidiary guarantors, each guarantee is subordinated to all secured debt of the relevant subsidiary guarantor. Accordingly, we and our subsidiary guarantors may be unable to make required payments on our debt obligations, including the new notes, as those obligations become due.

Not all of our subsidiaries are guarantors and assets of non-guarantor subsidiaries may not be available to make payments on the new notes.

Our existing and future subsidiaries that do not guarantee any of our other funded indebtedness will also not guarantee the new notes. Only we and the subsidiary guarantors must make payments on the new notes. As a result, no payments are required to be made from assets of subsidiaries that do not guarantee the new notes unless these subsidiaries transfer those assets, by dividend or otherwise, to us or a subsidiary guarantor. In the event of a bankruptcy, liquidation or reorganization of any of the non-guarantor subsidiaries, holders of their debt, including their trade creditors, will generally be entitled to payment of their claims from the assets of those subsidiaries before any assets are made available for distribution to us.

Our subsidiary guarantees may be released in the future if certain events occur.

Under the terms of the indenture governing the new notes, each subsidiary guarantor may under specific circumstances be released from its obligations as a guarantor of the new notes. The indenture provides that a guarantor may be released from its guarantee if such guarantor is not a guarantor of (or co-obligor on) any funded indebtedness of Varco other than the new notes and other than funded indebtedness of Varco the related guarantee (or obligations) of which (i) is subject to a release provision similar to the release provision described in this paragraph and (ii) will be released concurrently with the release of the guarantee of such guarantor pursuant to such release provision, provided that no default or event of default under the indenture has occurred and is continuing. Currently, in order for a guarantee to be released under the new notes, the applicable guarantor would have to have no further guarantee obligations under the senior credit facility, and the guarantor must be concurrently released from its guarantee obligations under our 7½% senior notes due 2008 and our 7¼% senior notes due 2011. For additional information, See “Description of New Notes—Guarantees.”

Although we refer to the new notes as senior notes, and the subsidiary guarantees are senior obligations of our subsidiaries, each will be effectively subordinated to our secured debt and any secured liabilities of our subsidiaries.

The new notes will effectively rank junior to any of our secured debt or any secured debt of our subsidiaries, to the extent of the assets securing that debt. In the event of bankruptcy, liquidation, reorganization or other winding up of Varco, our assets that secure secured debt will be available to pay obligations on the new notes only after that secured debt has been repaid in full from these assets. As a result, there may not be sufficient assets remaining to pay amounts due on any or all the new notes then outstanding. The guarantees will similarly effectively rank junior to any secured debt of the applicable subsidiary, to the extent of the assets securing that debt.

Fraudulent conveyance law may limit the enforceability of the guarantees.

Various fraudulent conveyance laws enacted for the protection of creditors may apply to the issuance of the guarantees. To the extent that a court were to find that:

(1)    a guarantee was incurred by a guarantor with the intent to hinder, delay or defraud any present or future credit of such guarantor or such guarantor contemplated insolvency with a design to prefer one or more of its creditors to the exclusion in whole or in part of others, or

(2)    a guarantor did not receive fair consideration or reasonably equivalent value for issuing its guarantee and such guarantor (a) was insolvent, (b) was rendered insolvent by reason of the issuance of the guarantee, (c) was engaged or about to engage in a business or transaction for which the remaining assets of such guarantor constituted unreasonably small capital to carry on its business or (d) intended to incur, or believed that it would incur, debts beyond its ability to pay such debts as they mature, the court could avoid or subordinate such guarantee in favor of other creditors of such guarantor. Among other things, a legal challenge of any guarantee may focus on the benefits, if any, realized by the guarantor as a result of Varco’s issuance of the new notes. To the extent a guarantee was avoided or limited as a fraudulent conveyance or held unenforceable for any other reason, holders of the new notes would cease to have any claim against the guarantor and would be creditors solely of Varco and the other guarantors. In that event, the claims of holders of the new notes against such guarantor would be subject to the prior payment of all liabilities (including trade payables) of such guarantor. We advise you that, after providing for all prior claims, there may not be sufficient assets to satisfy the claims of the holders of the new notes relating to any avoided portion of any guarantee.

The measure of insolvency for purposes of the foregoing considerations will vary depending upon the law applied in any such proceeding. Generally, however, a guarantor may be considered insolvent if the sum of its debts, including contingent liabilities, is greater than the fair market value of all of its assets. Based upon financial and other information, including the terms of the guarantees, we believe that the guarantors are solvent and will continue to be solvent after issuing the guarantees, will have sufficient capital for carrying on their business after such issuance and will be able to pay their debts as they mature. However, a court passing on such standards may not reach the same conclusions with regard to these issues.

In the event of our bankruptcy or liquidation, holders of the new notes will be paid from any assets remaining after payments to any holders of secured debt and debt of certain of our subsidiaries.

The new notes will be our general unsecured senior obligations, and effectively subordinated to any secured debt that we may have in the future to the extent of the value of the collateral securing that debt. As of September 30, 2002, our total secured indebtedness was approximately $12 million. The indenture governing the notes permits us to incur additional secured indebtedness provided certain conditions are met. In addition, the new notes will be effectively subordinated to the liabilities of our subsidiaries that are not guarantors, which include all of our non-U.S. subsidiaries, and may in the future include all of our subsidiaries.

If we are declared bankrupt or insolvent, or are liquidated, the holders of our secured debt and any debt of our non-guarantor subsidiaries will be entitled to be paid from our assets before any payment may be made with respect to the new notes. If any of the foregoing events occur, we may not have sufficient assets to pay amounts due on our secured debt, the debt of our non-guarantor subsidiaries and the new notes.

Your ability to transfer the new notes may be limited by the absence of an active trading market and restrictions on transfer under applicable securities laws.

The new notes are a new issue of securities for which there is no established public market. Salomon Smith Barney Inc., the initial purchaser of the old notes, has informed us that it intends to make a market in the new notes, as permitted by applicable laws and regulations. However, Salomon Smith Barney Inc. is not obliged to make a market in the new notes, and it may discontinue its market-making activities at any time without notice. Therefore, an active market for the new notes may not develop or, if a market does develop, it may be discontinued. If a market for the new notes does not develop, you may be unable to resell the new notes for an extended period of time, if at all. Moreover, even if a market for the new notes does develop, the new notes may trade at a discount from their initial offering price, depending upon prevailing interest rates, the market for similar new notes, our performance and other factors.

FORWARD LOOKING STATEMENTS

This prospectus includes “forward-looking statements” including, in particular, the statements about our plans, strategies and prospects under the heading “Summary.” We identify forward-looking statements in this prospectus by using words or phrases such as “anticipate,” “believe,” “estimate,” “expect,” “intend,” “may be,” “objective,” “plan,” “predict” and “will be” and similar words or phrases, or the negative of those words or phrases. Although we believe that our plans, intentions and expectations reflected in or suggested by such forward-looking statements are reasonable, we can give no assurance that such plans, intentions or expectations will be fulfilled. Important factors that could cause actual results to differ materially from the forward-looking statements we make in this prospectus include the following:

•	The oil and gas industry in which we participate historically has experienced significant volatility. Demand for our services and products depends primarily upon the number of oil and gas wells being drilled, the depth and drilling conditions of such wells, the volume of production, the number of well completions, the capital expenditures of other oilfield service companies and drilling contractors, the level of pipeline construction and maintenance expenditures, and the level of workover activity. Drilling and workover activity can fluctuate significantly in a short period of time, particularly in the United States and Canada.

•	The willingness of oil and gas operators to make capital expenditures for the exploration and production of oil and natural gas will continue to be influenced by numerous factors over which we have no control, including the prevailing and expected market prices for oil and natural gas. Such prices are impacted by, among other factors, the ability of the members of the Organization of Petroleum Exporting Countries, or OPEC, to maintain price stability through voluntary production limits, the level of production of non-OPEC countries, worldwide demand for oil and gas, general economic and political conditions, costs of exploration and production, availability of new leases and concessions, and governmental regulations regarding, among other things, environmental protection, taxation, price controls and product allocations. No assurance can be given as to the level of future oil and gas industry activity or demand for our services and products.

•	Our foreign operations, which include significant operations in Canada, Europe, the Far East, the Middle East and Latin America, are subject to the risks normally associated with conducting business in foreign countries, including uncertain political and economic environments, which may limit or disrupt markets, restrict the movement of funds or result in the deprivation of contract rights or the taking of property without fair compensation. Government-owned petroleum companies located in some of the countries in which we operate have adopted policies (or are subject to governmental policies) giving preference to the purchase of goods and services from companies that are majority-owned by local nationals. As a result of such policies, we rely on joint ventures, license arrangements and other business combinations with local nationals in these countries. In addition, political considerations may disrupt the commercial relationship between us and such government-owned petroleum companies.

•	Our solids control, inspection and coating services routinely involve the handling of waste materials, some of which may be considered to be hazardous wastes. We are subject to numerous local, state and federal laws and regulations concerning the containment and disposal of materials, pursuant to which we have been required to incur compliance and clean-up costs. Compliance with environmental laws and regulations due to currently unknown circumstances or developments could result in substantial costs and have a material adverse effect on our results of operations and financial condition.

•	A significant portion of our recent growth in revenues and profitability has been the result of our acquisition program. Our future operating results will be impacted by our ability to identify additional attractive acquisition opportunities, consummate such acquisitions on favorable terms and successfully integrate the operations of the acquired businesses with those of Varco.

Before deciding to participate in the exchange offer, you should carefully consider the material risks and uncertainties of an investment in the new notes which are contained in this prospectus under the heading “Risk

Factors”. All forward-looking statements attributable to Varco or persons acting on our behalf are expressly qualified in their entirety by the cautionary statements and risk factors contained throughout this prospectus and in the reports we file with the SEC.

INDUSTRY AND MARKET DATA

In this prospectus and the documents incorporated by reference herein, we rely on and refer to information and statistics regarding the oil and gas industry and our market share in the sectors in which we compete. We obtained this information and statistics from various third-party sources, discussions with our customers and our own internal statistics. We believe that these sources and estimates are reliable, but we have not independently verified them.

USE OF PROCEEDS

We intend for the exchange offer to satisfy our obligations under the registration rights agreement that we entered into in connection with the offering of the old notes. We will not receive any cash proceeds from the issuance of the new notes pursuant to the exchange offer. Old notes surrendered in exchange for the new notes will be retired and cancelled and cannot be reissued. As a result, the issuance of the new notes will not result in any increase or decrease in our indebtedness. We have agreed to bear the expenses of the exchange offer. No underwriter is being used in connection with the exchange offer.

The net proceeds from the issuance and sale of the old notes was approximately $147.8 million. We used approximately $80 million of the net proceeds of the sale of the old notes to repay the outstanding revolving indebtedness under our senior credit facility. We used approximately $80 million of the net proceeds of the sale of the old notes to repay the outstanding revolving indebtedness under our senior credit facility (which indebtedness was incurred in connection with our acquisition of the oilfield services assets of ICO, Inc. in September 2002). The average interest rate for the repaid indebtedness was approximately 2.701% as of September 30, 2002. The remaining proceeds are available for general corporate purposes, including working capital, capital expenditures and possible acquisitions.

CAPITALIZATION

The following table sets forth our capitalization, including short-term borrowings, at September 30, 2002 and as adjusted to reflect the issuance of the old notes, the use of the net proceeds of the offering of the old notes and a partial repayment of our senior credit facility with cash on hand. This table should be read in connection with the consolidated financial statements incorporated by reference into this prospectus.

	As of September 30, 2002
	Actual	As Adjusted
	(in thousands)
Cash and cash equivalents	$51,764	$109,594

Short-term borrowings and current portion of long term debt:
Current debt	7,153	7,153
Long-term debt (excluding current portion):
7½% Senior Notes due 2008	99,227	99,227
7¼% Senior Notes due 2011	201,402	201,402
Senior Credit Facility	90,000	—	(1)
5.5% Senior Notes due 2012	—	150,000
Other	11,974	11,974

Total debt	409,756	469,756
Total stockholders’ equity	895,761	895,761

Total capitalization including short-term borrowings	$1,305,517	$1,365,517

(1)	We used $80 million of the net proceeds from the sale of the old notes and $10 million of our cash to repay the outstanding revolving indebtedness under our senior credit facility.

SELECTED HISTORICAL FINANCIAL DATA

The following table presents selected financial data for Varco for each of the periods indicated. The following selected financial data of Varco as of December 31, 2001 and 2000 and for each of the years ended December 31, 2001, 2000 and 1999 has been derived from audited consolidated financial statements of Varco which are incorporated by reference into this prospectus. The selected financial data as of December 31, 1999, 1998 and 1997 and for the periods ended December 31, 1998 and 1997 were derived from audited financial statements not included in, or incorporated by reference into, this prospectus. The selected financial data of Varco as of September 30, 2002 and 2001 and for the nine months ended September 30, 2002 and 2001 have been derived from unaudited financial statements of Varco which are incorporated by reference into this prospectus. This selected consolidated financial data should be read in conjunction with our financial statements and notes thereto which are incorporated by reference into this prospectus.

	Years Ended December 31,					Nine Months Ended September 30,
	1997	1998	1999	2000	2001	2001	2002
	(In thousands, except ratios and per share data)
Statement of Income Data:
Revenue	$1,070,318	$1,307,681	$975,848	$866,615	$1,267,809	$905,560	$981,045
Operating profit(1)	180,412	179,062	67,348	60,911	158,126	108,918	117,981
Net income(2)	$102,979	$102,283	$29,809	$21,055	$82,968	$55,772	$58,704

Basic earnings per common share(2)	$1.16	$1.13	$0.33	$0.23	$0.87	$0.58	$0.61

Dilutive earnings per common share(2)	$1.10	$1.09	$0.32	$0.22	$0.86	$0.58	$0.60

Other Data:
Net cash provided by operating activities	$135,094	$93,949	$119,064	$81,787	$83,995	$32,612	$88,614
Cash flows used for investing activities	$(118,344)	$(112,909)	$(43,638)	$(64,872)	$(211,126)	$(186,760)	$(184,684)
Cash flows provided by (used for) financing activities	$19,533	$4,671	$(29,891)	$(86,718)	$173,118	$182,099	$90,335
Earnings per common share before goodwill amortization	$1.18	$1.18	$0.41	$0.31	$0.97	$0.66	$0.60
EBITDA(3)	$222,865	$231,185	$126,168	$117,647	$221,771	$172,059	$158,324
Ratio of EBITDA to interest expense(4)	12.3x	11.6x	6.7x	7.7x	10.2x	11.1x	8.6x
Depreciation and amortization	$43,081	$52,972	$57,180	$56,518	$67,900	$49,847	$43,045
Capital expenditures	$81,805	$78,356	$30,729	$45,463	$65,834	$43,312	$35,689

Balance Sheet Data (end of period):
Working capital	$218,771	$290,398	$310,175	$263,378	$423,602	$410,682	$443,801
Total assets	1,157,296	1,259,092	1,131,313	1,076,982	1,429,110	1,393,856	1,597,628
Total debt	237,897	260,692	233,335	136,507	322,614	328,491	409,756
Common stockholders’ equity	553,232	658,441	694,245	731,983	828,314	803,908	895,761

(1)	The 1998 operating profit includes a $1.5 million write-off of rental equipment and $0.9 million allowance for abandoned leases and other obligations. Excluding these charges, operating profit was $187.6 million. The 1999 operating profit includes $7.8 million of transaction costs and write-offs associated with a terminated merger agreement with Newpark Resources, Inc. Excluding these costs, operating profit was $75.2 million. The 2000 operating profit includes $9.7 million of financial advisor fees, $4.3 million of compensation costs, $5.1 million to fully vest employees participating in the Executive Stock Match program, $3.5 million in equipment rationalization charges and $3.9 million of other transaction costs associated with the Varco/Tuboscope merger. Excluding these costs, operating profit was $87.5 million. The 2001 and nine months ended September 30, 2001 operating profit results include $16.5 million of litigation costs. Excluding these costs, operating profit was $174.6 million and $125.4 million, respectively. The nine months ending September 30, 2002 period included transaction costs of $5.2 million associated with the acquisition of the oilfield services assets of ICO, Inc. and the Varco/Tuboscope merger. Excluding these costs, operating profit was $123.2 million.

(2)	The Company adopted Statement of Financial Accounting Standards No. 142, “Goodwill and Other Intangible Assets” (SFAS 142), effective January 1, 2002. The effects of not amortizing goodwill and other intangible assets in periods prior to the adoption of SFAS 142 would have resulted in net income of $93.4 million, $29.5 million, $38.2 million, $110.0 million and $110.5 million for the years ended December 31, 2001, 2000, 1999, 1998 and 1997, respectively; basic earnings per common share of $.98, $.32, $.42, $1.21 and $1.24 for the years ended December 31, 2001, 2000, 1999, 1998 and 1997, respectively; and diluted earnings per common share of $.97, $.31, $.41, $1.18 and $1.18 for the years ended December 31, 2001, 2000, 1999, 1998 and 1997, respectively.

(3)	“EBITDA” means earnings before interest, taxes, depreciation, amortization, and extraordinary items and should not be considered as an alternative to net income or any other generally accepted accounting principles measure of performance as an indicator of our operating performance or as a measure of liquidity. We believe EBITDA is a widely accepted financial indicator of a company’s ability to service debt.

(4)	Ratio of EBITDA to interest expense represents an industry ratio that provides an investor with information as to our current ability to meet our interest costs.

THE EXCHANGE OFFER

Purpose of the Exchange Offer

We completed the sale of the old notes on November 19, 2002 to the initial purchaser, Salomon Smith Barney Inc., pursuant to a purchase agreement dated November 14, 2002. The initial purchaser subsequently sold the old notes to qualified institutional buyers, or QIBs, in reliance on Rule 144A under the Securities Act. As a condition to the sale of the old notes, we and the initial purchaser entered into a registration rights agreement dated as of November 19, 2002. Pursuant to the registration rights agreement, we agreed that, unless the exchange offer is not permitted by applicable law or SEC policy, we would:

•	file with the SEC a registration statement under the Securities Act with respect to the new notes by March 19, 2003;

•	use our best efforts to cause the registration statement to become effective under the Securities Act by May 19, 2003;

•	promptly after the effectiveness of the registration statement, offer the new notes in exchange for the surrender of the old notes; and

•	keep the offer to exchange the new notes for the old notes open for not less than 30 days, or longer if required by applicable law, after the date notice of the offer to exchange the new notes for old notes is mailed to the holders of the old notes.

A copy of the registration rights agreement has been filed as an exhibit to the registration statement. The registration statement, of which this prospectus forms a part, is intended to satisfy our obligations under the registration rights agreement and the purchase agreement.

Resale of the New Notes

We are making the exchange offer in reliance on the position of the staff of the SEC as set forth in interpretive letters addressed to third parties in other transactions. However, we have not sought our own interpretive letter that the staff would make a similar determination with respect to the exchange offer as it has in interpretive letters to third parties. Based on these interpretations by the staff, we believe that the new notes issued under the exchange offer may be offered for resale, resold or otherwise transferred by you, without further compliance with the registration and prospectus delivery provisions of the Securities Act, so long as you:

•	are acquiring the new notes in the ordinary course of your business;

•	are not participating in, and do not intend to participate in, a distribution of the new notes within the meaning of the Securities Act and have no arrangement or understanding with any person to participate in a distribution of the new notes within the meaning of the Securities Act;

•	are not a broker-dealer who acquired the old notes directly from us; and

•	are not an “affiliate” of ours, with the meaning of Rule 405 of the Securities Act.

By tendering the old notes in exchange for new notes, you will be required to represent to us that each of the above statements applies to you. If you are participating in or intend to participate in, a distribution of the new notes, or have any arrangement or understanding with any person to participate in a distribution of the new notes to be acquired in this exchange offer, you may be deemed to have received restricted securities and may not rely on the applicable interpretations of the staff of the SEC. If you are so deemed, you will have to comply with the registration and prospectus delivery requirements of the Securities Act in connection with any secondary resale transaction.

Each broker-dealer that receives new notes for its own account in exchange for old notes may be deemed to be an underwriter within the meaning of the Securities Act and must acknowledge that it will deliver a prospectus meeting the requirements of the Securities Act in connection with any resale of those new notes. The letter of transmittal states that by so acknowledging and by delivering a prospectus, a broker-dealer will not be deemed to admit that it is an underwriter within the meaning of the Securities Act. This prospectus, as it may be amended or supplemented from time to time, may be used by a broker-dealer in connection with offers to resell, resales and other transfers of new notes received in exchange for old notes which were acquired by that broker-dealer as a result of market making or other trading activities. We have agreed that we will make this prospectus available to any broker-dealer for a period of time not to exceed 180 days after the completion of the exchange offer for use in connection with any offer to resell, resale or other transfer. Please refer to the section in this prospectus entitled “Plan of Distribution.”

Terms of the Exchange Offer

Upon the terms and subject to the conditions set forth in this prospectus and in the letter of transmittal, we will accept any and all old notes validly tendered and not withdrawn prior to the expiration date. We will issue $1,000 principal amount of new notes in exchange for each $1,000 principal amount of old notes surrendered pursuant to the exchange offer. Old notes may be tendered only in integral multiples of $1,000.

The form and terms of the new notes are the same as the form and terms of the old notes except that:

•	the issuance of the new notes will be registered under the Securities Act and, therefore, the new notes will not bear legends restricting their transfer; and

•	holders of the new notes will not be entitled to any of the rights of holders of old notes under the registration rights agreement, which rights will terminate upon the consummation of the exchange offer.

The new notes will evidence the same indebtedness as the old notes they replace and will be issued under, and be entitled to the benefits of, the indenture.

As of the date of this prospectus, $150 million in aggregate principal amount of old notes is outstanding. Only a registered holder of the old notes, or such holder’s legal representative or attorney-in-fact, as reflected on the records of the trustee under the indenture, may participate in the exchange offer. There will be no fixed record date for determining registered holders of the old notes entitled to participate in the exchange offer.

You do not have any appraisal or dissenters’ rights under the indenture in connection with the exchange offer. We intend to conduct the exchange offer in accordance with the provisions of the registration rights agreement and the applicable requirements of the Securities Act, the Securities Exchange Act and the rules and regulations of the SEC thereunder.

We shall be deemed to have accepted validly tendered old notes when, as and if we have given oral or written notice thereof to the exchange agent. The exchange agent will act as agent for the tendering holders of old notes for the purpose of receiving the new notes from us.

You will not be required to pay brokerage commissions or fees or, subject to the instructions in the letter of transmittal, transfer taxes with respect to the exchange of old notes pursuant to the exchange offer. We will pay all charges and expenses, other than applicable taxes described below, in connection with the exchange offer. See “—Fees and Expenses.”

Expiration Date; Extensions; Amendments

The term “expiration date” shall mean 5:00 p.m., New York City time, on                     , 2003, unless we, in our sole discretion, extend the exchange offer, in which case the term “expiration date” shall mean the latest date and time to which the exchange offer is extended. We may extend the exchange offer at any time and from time to time by giving oral or written notice of the extension to the exchange agent and by publicly announcing the extension no later than 9:00 a.m., New York City time, on the next business day after the previously scheduled expiration date.

We reserve the right, in our sole discretion:

•	to delay accepting any old notes prior to expiration of the exchange offer;

•	to extend or amend the terms of the exchange offer; or

•	if any conditions set forth below under “—Conditions” shall not have been satisfied, to terminate the exchange offer by giving oral or written notice of such delay, extension or termination to the exchange agent.

If any delay in acceptance, extension, termination or amendment occurs, we will notify the exchange agent and will either issue a press release or give oral or written notice to the holders of the old notes as promptly as practicable. If the exchange offer is amended in a manner determined by us to constitute a material change, we will promptly disclose the amendment by means of a post-effective amendment to the registration statement that will be distributed to the registered holders, and we will extend the exchange offer for a period of five to ten business days, depending upon the significance of the amendment and the manner of disclosure to the registered holders, if the exchange offer would otherwise expire during that period.

Interest on the New Notes

The new notes will bear interest at a rate equal to 5.5% per year. Interest on the new notes will be payable semi-annually in arrears on each May 15 and November 15, commencing on May 15, 2003. Interest on the new notes will accrue from the last interest payment date on which interest was paid on the old notes or, if no interest was paid on the old notes, from the date of issuance of the old notes, which was November 19, 2002. If your old notes are accepted for exchange, you will be deemed to have waived your right to receive any interest on the old notes.

Procedures for Tendering

To tender your old notes in the exchange offer, you must complete, sign and date the letter of transmittal, or a facsimile, have the signatures thereon guaranteed if required by the letter of transmittal, and mail or otherwise deliver the letter of transmittal or facsimile, or an agent’s message, together with the certificates representing the old notes being tendered and any other required documents, to the exchange agent for receipt prior to the expiration date. Alternatively, you may either:

(1)    send a timely confirmation of a book-entry transfer of your old notes, if this procedure is available, into the exchange agent’s account at The Depository Trust Company, or DTC, pursuant to the procedure for book-entry transfer described below, prior to the expiration date; or

(2)    comply with the guaranteed delivery procedures described below.

The term “agent’s message” means a message, transmitted by DTC to, and received by, the exchange agent and forming a part of a book-entry confirmation, which states that DTC has received an express acknowledgement from its participant tendering old notes which are the subject of this book-entry confirmation that this participant has received and agrees to be bound by the terms of the letter of transmittal, and that we may enforce the terms of the letter of transmittal against the participant.

Unless withdrawn prior to the expiration date, your tender will constitute an agreement between you and us in accordance with the terms and subject to the conditions provided in this prospectus and in the letter of transmittal.

The method of delivery of old notes, the letter of transmittal and all other required documents to the exchange agent is at your election and risk. Instead of delivery by mail, we recommend that you use an overnight or hand delivery service. If you choose delivery by mail, we recommend registered mail, return receipt requested, and properly insured. In all cases, sufficient time should be allowed to assure delivery to the exchange agent before the expiration date. You should not send any letter of transmittal or old notes to us. You may request your respective brokers, dealers, commercial banks, trust companies or nominees to effect the above transactions on your behalf.

If you are the beneficial owner of the old notes that are registered in the name of a broker, dealer, commercial bank, trust company or other nominee and you wish to tender your old notes, you should contact the registered holder promptly and instruct the registered holder to tender on your behalf. If you wish to tender on your own behalf, you must, prior to completing and executing the letter of transmittal and delivering your old notes, either make appropriate arrangements to register ownership of the old notes in your name or obtain a properly completed bond power from the registered holder. The transfer of registered ownership may take considerable time.

Signatures on a letter of transmittal or a notice of withdrawal, as the case may be, must be guaranteed by an eligible institution, as defined below, unless the old notes are tendered:

•	by a registered holder, or by a participant in DTC whose name appears on a security position listing as the owner, who has not completed the box titled “Special Issuance Instructions” or “Special Delivery Instructions” on the letter of transmittal; or

•	for the account of an eligible institution.

An eligible institution is:

•	a member firm of a registered national securities exchange or of the National Association of Securities Dealers, Inc.;

•	a commercial bank or trust company having an office or correspondent in the United States; or

•	an “eligible guarantor institution” within the meaning of Rule 17Ad-15 under the Securities Exchange Act which is a member of one of the recognized signature guarantee programs identified in the letter of transmittal.

If the letter of transmittal is signed by the registered holder(s) of the old notes tendered, the signature must correspond with the name(s) written on the face of the old notes without alteration, enlargement or any change whatsoever. If the letter of transmittal is signed by a participant in DTC, the signature must correspond with the name as it appears on the security position listing as the holder of the old notes.

If the letter of transmittal is signed by a person other than the registered holder of any old notes listed, the old notes must be endorsed or accompanied by bond powers and a proxy that authorizes that person to tender the old notes on behalf of the registered holder in satisfactory form to us as determined in our sole discretion, in each case, signed exactly as the name of the registered holder or holders appears on the old notes.

If the letter of transmittal or any old notes or bond powers are signed by trustees, executors, administrators, guardians, attorneys-in-fact, officers of corporations or others acting in a fiduciary or representative capacity, those persons should so indicate when signing. Unless waived by us, evidence satisfactory to us of their authority to so act must be submitted with the letter of transmittal.

A tender will be deemed to have been received as of the date when the tendering holder’s duly signed letter of transmittal accompanied by the old notes tendered, or a timely confirmation received by a book-entry transfer of old notes into the exchange agent’s account at DTC with an agent’s message, or a notice of guaranteed delivery from an eligible institution is received by the exchange agent. Issuances of new notes in exchange for old notes tendered under a notice of guaranteed delivery by an eligible institution will be made only against delivery of the letter of transmittal, and any other required documents, and the tendered old notes, or a timely confirmation received of a book-entry transfer of old notes into the exchange agent’s account at DTC with an agent’s message, to the exchange agent.

All questions as to the validity, form, eligibility, time of receipt, acceptance and withdrawal of tendered old notes will be determined by us in our sole discretion. Our determination will be final and binding. We reserve the absolute right to reject any and all old notes not properly tendered or any old notes which, if accepted by us would, in the opinion of our counsel, be unlawful. We also reserve the right to waive any defects, irregularities or conditions of tender as to particular old notes. Our interpretation of the terms and conditions of the exchange offer, including the instructions in the letter of transmittal, will be final and binding on all parties. Unless waived, any defects or irregularities in connection with tenders of old notes must be cured within the time we determine. Although we intend to notify holders of defects or irregularities with respect to tenders of old notes, neither we, the exchange agent nor any other person shall incur any liability for failure to give that notice. Tenders of old notes will not be deemed to have been made until such defects or irregularities have been cured or waived.

While we have no present plan to do so, we reserve the right in our sole discretion to:

•	purchase or make offers for any old notes that remain outstanding subsequent to the expiration date or, as described under “—Conditions,” to terminate the exchange offer; and

•	purchase old notes in the open market, to the extent permitted by applicable law, in privately negotiated transactions or otherwise. The terms of any purchases or offers could differ from the terms of the exchange offer.

By tendering, you will be making several representations to us, including that:

•	the new notes to be acquired by you are being acquired by you in the ordinary course of your business;

•	you are not participating in, and do not intend to participate in, a distribution of the new notes;

•	you have no arrangement or understanding with any person to participate in the distribution of the new notes; and

•	you are not an affiliate of us as defined in Rule 405 under the Securities Act.

If you are a broker-dealer that will receive new notes for your own account in exchange for old notes that were acquired as a result of market-making activities or other trading activities, you will also be required to acknowledge in the letter of transmittal that you will deliver a prospectus in connection with any resale of those new notes. If you are a broker-dealer or are participating in the exchange offer for the purposes of distributing the new notes, you will comply with the registration and prospectus delivery requirements of the Securities Act in connection with a secondary resale transaction of the new notes acquired by you and you cannot rely on the position of the staff of the SEC set forth in no-action letters issued to third parties. However, by so acknowledging and by delivering a prospectus, you will not be deemed to admit that you are an underwriter within the meaning of the Securities Act.

Book-Entry Transfer

The exchange agent will make a request to establish an account with respect to the old notes at DTC for purposes of the exchange offer promptly after the date of this prospectus. Any financial institution that is a participant in DTC’s systems may make book-entry delivery of old notes by causing DTC to transfer the old notes into the exchange agent’s account in accordance with DTC’s procedures for transfer.

However, although delivery of old notes may be effected through book-entry transfer, an agent’s message or the letter of transmittal or facsimile, with any required signature guarantees and any other required documents, must, in any case, be transmitted to and received by the exchange agent at the address set forth below under “—Exchange Agent” on or prior to the expiration date or pursuant to the guaranteed delivery procedures described below. Delivery of documents to DTC does not constitute delivery to the exchange agent.

Guaranteed Delivery Procedures

If you are a registered holder and wish to tender your old notes and (a) your old notes are not immediately available, (b) you cannot deliver your old notes, the letter of transmittal or any other required documents to the exchange agent prior to the expiration date, or (c) the procedures for book-entry transfer cannot be completed on a timely basis and an agent’s message delivered, you may effect a tender if:

•	you tender through an eligible institution;

•	prior to the expiration date, the exchange agent receives from the eligible institution a properly completed and duly executed notice of guaranteed delivery substantially in the form provided by us, by facsimile transmission, mail or hand delivery, containing your name and address, the certificate numbers of your old notes and the principal amount of old notes tendered, stating that the tender is being made thereby and guaranteeing that, within five business days after the expiration date, the letter of transmittal or a facsimile, together with the certificates representing the old notes in proper form for transfer or a book-entry confirmation, as the case may be, and any other documents required by the letter of transmittal, will be deposited by the eligible institution with the exchange agent; and

•	a properly executed letter of transmittal or facsimile thereof, as well as the certificates representing all tendered old notes in proper form for transfer and all other documents required by the letter of transmittal are received by the exchange agent within five business days after the expiration date.

Withdrawal of Tenders

Except as otherwise provided in this prospectus, you may withdraw tenders of old notes at any time prior to 5:00 p.m. on the expiration date.

To withdraw a tender of old notes in the exchange offer, you must send a written or facsimile transmission notice of withdrawal to the exchange agent at its proper address prior to the expiration date. Any notice of withdrawal must:

•	specify the name of the person having tendered the old notes to be withdrawn;

•	identify the old notes to be withdrawn, including the certificate number or numbers and principal amount of the old notes;

•	be signed by the person having tendered the old notes to be withdrawn in the same manner as the original signature on the letter of transmittal by which these old notes were tendered, including any required signature guarantees, or be accompanied by documents of transfer sufficient to permit the trustee with respect to the old notes to register the transfer of these old notes into the name of the person having made the original tender and withdrawing the tender;

•	specify the name in which these old notes are to be registered, if different from that of the person having tendered the old notes to be withdrawn; and

•	if applicable because the old notes have been tendered under the book-entry procedures, specify the name and number of the participant’s account at DTC to be credited, if different than that of the person having tendered the old notes to be withdrawn.

All questions as to the validity, form and eligibility, including time of receipt, of withdrawal notices will be determined by us in our sole discretion. Our determination will be final and binding on all parties. Any old notes so withdrawn will be deemed not to have been validly tendered for purposes of the exchange offer and no new notes will be issued unless the old notes so withdrawn are validly retendered. Properly withdrawn old notes may be retendered by following one of the procedures described above under “Procedures for Tendering” at any time prior to the expiration date.

Acceptance of Old Notes for Exchange; Delivery of New Notes

Upon satisfaction or waiver of all of the conditions to the exchange offer, we will accept, on the expiration date, all old notes properly tendered and will issue the new notes promptly after such acceptance. See

“—Conditions” below for more detailed information. For purposes of the exchange offer, we will be deemed to have accepted properly tendered old notes for exchange when, and if, we have given oral or written notice of our acceptance to the exchange agent.

For each old note accepted for exchange, the holder of the old note will receive a new note having a principal amount equal to that of the surrendered old note.

In all cases, issuance of new notes for old notes that are accepted for exchange pursuant to the exchange offer will be made only after:

•	timely receipt by the exchange agent of certificates for the old notes or a timely book-entry confirmation of the old notes into the exchange agent’s account at the book-entry transfer facility;

•	a properly completed and duly executed letter of transmittal, or a properly transmitted agent’s message; and

•	timely receipt by the exchange agent of all other required documents.

Conditions

Notwithstanding any other term of the exchange offer, we shall not be required to accept for exchange, or exchange the new notes for, any old notes, and may terminate or amend the exchange offer as provided in this prospectus before the acceptance of such old notes, if we determine that the exchange offer violates applicable law, rules or regulations or an applicable interpretation of the SEC or any action or proceeding has been instituted or threatened in any court or before any governmental agency with respect to the exchange offer which, in our judgement, might impair our ability to proceed with the exchange offer or materially and adversely affect us.

If we determine in our reasonable discretion that any of these conditions are not satisfied, we may:

•	refuse to accept any old notes and return all tendered old notes to the tendering holders;

•	extend the exchange offer and retain all old notes tendered prior to the expiration of the exchange offer, subject, however, to the rights of holders to withdraw such old notes; or

•	waive such unsatisfied conditions with respect to the exchange offer and accept all properly tendered old notes that have not been withdrawn.

If our waiver constitutes a material change to the exchange offer, we will promptly disclose our waiver by means of a prospectus supplement or post-effective amendment that will be distributed to the registered holders of the old notes, and we will extend the exchange offer for a period of five to ten business days, depending upon the significance of the waiver and the manner of disclosure to the registered holders, if the exchange offer would otherwise expire during that period.

Termination of Specific Rights

All rights under the registration rights agreement, including registration rights, of holders of the old notes eligible to participate in the exchange offer will terminate upon consummation of the exchange offer except with respect to our continuing obligations to:

•	indemnify holders and specific parties related to the holders against specific liabilities, including liabilities under the Securities Act;

•	provide, upon the request of any holder of a transfer-restricted unregistered note, the information required by Rule 144A(d)(4) under the Securities Act in order to permit resales of the holder’s old notes pursuant to Rule 144A;

•	provide copies of the latest version of the prospectus to broker-dealers upon their request for a period of up to 180 days after the expiration date; and

•	use our best efforts to keep the registration statement effective and to amend and supplement the prospectus in order to permit the prospectus to be lawfully delivered by all persons subject to the prospectus delivery requirements of the Securities Act for the period of time that persons must comply with the prospectus delivery requirements of the Securities Act in order to resell the new notes.

Shelf Registration Statement

In the event that:

•	applicable interpretations of the staff of the SEC do not permit us to effect the exchange offer;

•	the exchange offer is not consummated by May 19, 2003;

•	the initial purchaser requests with respect to old notes not eligible to be exchanged for new notes in the exchange offer; or

•	any holder of old notes is not eligible to participate in the exchange offer or does not receive freely tradable new notes in the exchange offer,

we will, at our cost:

•	as promptly as practicable (but in no event later than the later of March 19, 2003 and 60 days after requested or required to do so), file a shelf registration statement with the SEC covering resales of the old notes or the new notes, as the case may be;

•	use our best efforts to cause the shelf registration statement to be declared effective under the Securities Act; and

•	use our best efforts to keep the shelf registration statement effective until the earlier of the time when the notes covered by the shelf registration statement can be sold pursuant to Rule 144 without any limitations under clauses (c), (e), (f) and (h) of Rule 144 and two years from November 19, 2002.

We will, in the event a shelf registration statement is filed, among other things, provide to each holder for whom the shelf registration statement was filed copies of the prospectus which is a part of the shelf registration statement, notify each such holder when the shelf registration statement has become effective and take certain other actions as are required to permit unrestricted resales of the old notes or the new notes, as the case may be. A holder selling such old notes or new notes pursuant to the shelf registration statement generally would be required to be named as a selling security holder in the related prospectus and to deliver a prospectus to purchasers, will be subject to certain of the civil liability provisions under the Securities Act in connection with such sales and will be bound by the provisions of the registration rights agreement which are applicable to such holder (including certain indemnification obligations).

Liquidated Damages

If (i) by March 19, 2003, neither an exchange offer registration statement nor a shelf registration statement has been filed with the SEC; (ii) by May 19, 2003, neither the exchange offer is consummated nor the shelf registration statement is declared effective; or (iii) after either the exchange offer registration statement or the shelf registration statement is declared effective, such registration statement ceases to be effective or usable (subject to certain exceptions) in connection with resales of old notes or new notes in accordance with and during the periods specified in the registration rights agreement, additional cash interest will accrue on the old notes and the new notes at the rate of 0.25% per annum for the first 90 days of the period immediately following the occurrence of such registration default and at the rate of 0.50% per annum thereafter, so long as a registration default continues to exist, calculated on the principal amount of the notes as of the date on which such interest is payable. Such interest is payable in addition to any other interest payable from time to time with respect to the notes.

Exchange Agent

We have appointed The Bank of New York Trust Company of Florida, N.A. as exchange agent for the exchange offer. You should direct all questions and requests for assistance, requests for additional copies of this prospectus or of the letter of transmittal and requests for notice of guaranteed delivery to the exchange agent as follows:

By Registered or Certified Mail:	By Hand Delivery:
The Bank of New York Trust Company of Florida, N.A. c/o The Bank of New York 101 Barclay Street, Floor 7 East New York, New York 10286 Attn: Reorganization Section	The Bank of New York Trust Company of Florida, N.A. c/o The Bank of New York 101 Barclay Street Corporate Trust Services Window New York, New York 10286 Attn: Reorganization Section

By Overnight Delivery:	By Facsimile: (for eligible institutions only):

The Bank of New York Trust Company of Florida, N.A. c/o The Bank of New York 101 Barclay Street Corporate Trust Services Window New York, New York 10286 Attn: Reorganization Section	(212) 298-1915 Confirm by Telephone: (212) 815-5098 Attn: Bernard Arsenec

Fees and Expenses

We will bear the expenses of soliciting tenders. The principal solicitation is being made by mail; however, additional solicitation may be made by telegraph, telephone or in person by our and our affiliates’ officers and regular employees.

We have not retained any dealer-manager in connection with the exchange offer and will not make any payments to brokers, dealers or others soliciting acceptances of the exchange offer. We will pay the exchange agent reasonable and customary fees for its services and will reimburse it for its reasonable out-of-pocket expenses in connection with the exchange offer.

We will pay the cash expenses to be incurred in connection with the exchange offer which we estimate in the aggregate to be approximately $250,000. Such expenses include registration fees, fees and expenses of the exchange agent and the trustee, accounting and legal fees and printing costs, among others.

Transfer Taxes

We will pay all transfer taxes, if any, applicable to the exchange of new notes for old notes pursuant to the exchange offer. If, however, transfer taxes are imposed for any reason other than the exchange contemplated by the exchange offer, then the amount of any such transfer taxes, whether imposed on the registered holder or any other persons, will be payable by the tendering holder. If satisfactory evidence of payment of such taxes or exemption therefrom is not submitted with the letter of transmittal, the amount of such transfer taxes will be billed directly to such tendering holder.

Consequences of Failing to Exchange Old Notes

The old notes that are not exchanged for the new notes pursuant to the exchange offer will remain restricted securities. Accordingly, such old notes may be resold by you only:

•	to a person whom you reasonably believe is a QIB in a transaction meeting the requirements of Rule 144A;

•	in a transaction meeting the requirements of Rule 144 under the Securities Act;

•	outside the United States to a foreign person in a transaction meeting the requirements of Rule 904 under the Securities Act;

•	in accordance with another exemption from the registration requirements of the Securities Act, and based upon an opinion of counsel if we so request;

•	to us; or

•	pursuant to an effective registration statement and, in each case, in accordance with any applicable securities laws of any state of the United States or any other applicable jurisdiction.

In addition, you will no longer be able to obligate us to register the old notes under the Securities Act, except in the limited circumstances provided under the registration rights agreement. We do not intend to register the old notes under the Securities Act. The restrictions on transfer of your old notes arise because we issued the old notes under exemptions from, or in transactions outside the registration requirements of the Securities Act and applicable state securities laws. In addition, if you want to exchange your old notes in the exchange offer for the purpose of participating in a distribution of the new notes, you may be deemed to have received registered securities, and, if so, will be required to comply with the registration and prospectus delivery requirements of the Securities Act in connection with any resale transaction. To the extent the old notes are tendered and accepted in the exchange offer, the trading market, if any, for the old notes would be adversely affected. You are urged to consult your financial and tax advisors in making your own decisions on whether to participate in the exchange offer.

Accounting Treatment

For accounting purposes, we will recognize no gain or loss as a result of the exchange offer. The expenses of the exchange offer will be amortized over the term of the new notes.

DESCRIPTION OF CERTAIN INDEBTEDNESS

The following description summarizes the material terms of our senior credit facility, our 7¼% Senior Notes due 2011 and our 7½% Senior Notes due 2008. The description may not contain all of the information that may be important to you. To understand the agreement related to the senior credit facility, the 2011 notes and 2008 notes fully, you should carefully read the agreements relating to the senior credit facility, the 2011 notes and 2008 notes, copies of which are available as described under “Where You Can Find More Information.” The following description is qualified in its entirety by reference to the agreements.

Description of Senior Credit Agreement

On January 30, 2002, we entered into a senior credit agreement with a group of lenders, consisting of Wells Fargo Bank Texas, National Association; Bank One, NA; Credit Suisse First Boston, Cayman Islands Branch; Frost Bank; Barclays Bank; and Union Bank Of California. The senior credit agreement ranks pari passu with all of our existing and future senior unsecured obligations. The credit agreement provides for a $150 million revolving credit facility inclusive of a $10 million agent swingline facility. The swingline facility enhances our working capital management by allowing us to obtain base rate loans in smaller amounts and with less notice than is required for loans made under the revolving facility. In addition, we obtained a bilateral letter of credit facility that provides up to $5 million of additional funds. Both the revolving facility and bilateral letter of credit facility are due January 30, 2005.

At our option, interest for advances under the revolving facility is based upon a floating rate based on either the announced base rate for a commercial bank plus an applicable margin ranging from 0% to 0.250% or the Eurodollar rate plus an applicable margin ranging from 0.500% to 1.375%. Commitment fees on the unused portions of the revolving facility and the swingline facility range from 0.100% to 0.250%, with an additional utilization fee of 0.125% on any portion of the revolving facility used in excess of 33 1/3%.

The credit agreement restricts us from paying dividends on our common stock if a default exists under the credit agreement or would result therefrom. The credit agreement also contains certain restrictive covenants applicable to us, including, without limitation:

•	a prohibition on the incurrence or existence of any indebtedness, guarantees, pledges of assets and any other financial accommodation which would be shown as a liability on our balance sheet unless we would be in compliance with the financial covenants and other restrictions in the credit agreement on a pro-forma basis;

•	a prohibition on the incurrence or existence of indebtedness of any of our subsidiaries, who do not also guarantee the indebtedness evidenced by the credit agreement, in a principal amount which exceeds 10% of our net worth;

•	a prohibition on modifications or amendments to the documents evidencing the new notes or our other senior unsecured notes discussed below (other than modifications or amendments which are ministerial or non-substantive in nature and not adverse to the lenders under the credit agreement);

•	a requirement that the indebtedness evidenced by the credit agreement be at all times at least equal in rank and priority of payment as our other senior unsecured indebtedness;

•	a prohibition on the creation, incurrence or existence of liens or encumbrances on any of our property other than specified permitted liens;

•	restrictions on entering into agreements imposing restrictions on the ability of our subsidiaries to pay dividends or make distributions to us or repay indebtedness owed to us or to make loans or advances to us or our other subsidiaries;

•	restrictions on acquisitions for consideration in excess of $10 million or selling all or substantially all of our stock or assets or of any of our subsidiaries unless certain conditions have been satisfied;

•	restrictions on our ability to enter into or permit to exist sale/leaseback transactions or certain off-balance sheet liabilities;

•	a prohibition on engaging in other lines of business or making capital expenditures for any purpose other than our existing lines of business; and

•	a requirement to maintain our leverage ratio, the ratio of total funded indebtedness to total capitalization on a consolidated basis, at or below 0.50 to 1.00; and our interest coverage ratio, the ratio of our trailing twelve month EBITDA (calculated generally as our earnings before interest expense, taxes, depreciation, amortization and the net effect of extraordinary or non-recurring gains or losses) to interest expense, on a consolidated basis, at or above 3.50 to 1.00, in each case as of the end of each fiscal quarter.

We were in compliance with all such covenants at September 30, 2002, with a leverage ratio of 0.33 to 1.00 and an interest coverage ratio of 9.10 to 1.00, in each case calculated in accordance with the terms of the credit agreement.

At September 30, 2002, there was $57.3 million of funds available under the revolving credit facility and $3.3 million of funds available under the bilateral letter of credit facility with $2.7 million and $1.7 million being used for letters of credit, under the revolving credit facility and bilateral letter of credit facility, respectively.

7¼% Senior Notes due 2011

On May 1, 2001, we issued $200 million of 7¼% Senior Notes due 2011. The 2011 notes mature on May 1, 2011 and bear interest at the rate of 7¼% per year, payable semiannually on May 1 and November 1 of each year. The 2011 notes are redeemable at any time at our option, in whole or in part, at a price equal to 100% of the principal amount, plus accrued and unpaid interest to the date of redemption and a premium relating to the then prevailing treasury yield and the remaining life of the 2011 notes. The 2011 notes are senior unsecured obligations of Varco and rank pari passu in right of payment with all of our other existing and future senior indebtedness, including borrowings under our senior credit facility, the 2008 notes and the notes being offered by this prospectus. The 2011 notes rank senior in right of payment to any of our existing and future subordinated indebtedness. The 2011 notes are unconditionally guaranteed on a senior unsecured basis by certain of our subsidiaries. The guarantee of the 2011 notes by any subsidiary may be released if, but only so long as, no other funded indebtedness of Varco is guaranteed by such subsidiary.

7½% Senior Notes due 2008

On February 25, 1998, we issued $100 million of 7½% Senior Notes due 2008. The 2008 notes mature on February 15, 2008 and bear interest at the rate of 7½% per year, payable semiannually on February 15 and August 15 of each year. The 2008 notes are redeemable at any time at our option, in whole or in part, at a price equal to 100% of the principal amount, plus accrued and unpaid interest to the date of redemption and a premium relating to the then prevailing treasury yield and the remaining life of the 2008 notes. The 2008 notes are senior unsecured obligations of Varco and rank pari passu in right of payment with all of our other existing and future senior indebtedness, including borrowings under our senior credit facility, the 2011 notes and the notes being offered by this prospectus. The 2008 notes rank senior in right of payment to any of our existing and future subordinated indebtedness. The 2008 notes are unconditionally guaranteed on a senior unsecured basis by certain of our subsidiaries. The guarantee of the 2008 notes by any subsidiary may be released if, but only so long as, no other funded indebtedness of Varco is guaranteed by such subsidiary.

DESCRIPTION OF NEW NOTES

The notes will be issued under an indenture, dated as of November 19, 2002, by and among Varco, the guarantors and The Bank of New York Trust Company of Florida, N.A., as trustee. The following is a description of the material terms of the new notes, which are identical in all material respects to the terms of the old notes, except that the registration rights and related liquidated damages provisions, and the transfer restrictions that apply to the old notes, do not apply to the new notes. We urge you to read the indenture because it, not this description, define your rights as holders of the new notes. You may request copies of these agreements at our address set forth under the heading “Documents Incorporated by Reference.” As used in this section, the terms “note” and “notes” refer to the new notes.

General

The notes will be our general unsecured obligations and will rank:

•	equally with our existing and future senior indebtedness;

•	junior to all of our existing and future secured indebtedness to the extent of the relative collateral value; and

•	senior to all of our existing and future subordinated indebtedness.

Each guarantee of the notes by the guarantors will be:

•	a senior unsecured obligation of the guarantor; and

•	equal in right of payment to any other existing and future senior unsecured debt of the guarantor.

Principal, Maturity and Interest

Varco will issue the notes in denominations of $1,000 and any integral multiple of $1,000. The notes will mature on November 15, 2012.

The notes are initially being offered in the aggregate principal amount of $150,000,000.

Interest on the notes will be payable semiannually in arrears on May 15 and November 15 commencing on May 15, 2003. Varco will make each interest payment to the holders of record of the notes on the immediately preceding May 1 and November 1.

Interest on the notes will accrue from the date of original issuance. Interest will be computed on the basis of a 360-day year comprised of twelve 30-day months.

Additional interest may accrue on the notes in certain circumstances pursuant to the Registration Rights Agreement. See “—Registered Exchange Offer; Registration Rights.”

The notes will be redeemable at any time at the option of Varco in whole or in part at a price equal to the greater of (1) the principal amount of the notes being redeemed plus accrued and unpaid interest to the redemption date and (2) the Make-Whole Amount (as defined below) for the notes being redeemed. See “—Optional Redemption.”

Guarantees

The following subsidiaries of Varco, each of which also is a guarantor of our obligations under our senior credit facility, have unconditionally guaranteed on a joint and several basis our obligations to pay principal and interest with respect to the notes: Varco I/P, Inc.; Tubo-FGS, L.L.C.; Tuboscope (Holding U.S.) Inc.; Fiber Glass Systems Holdings, L.L.C.; Fiber Glass Systems, L.P.; Varco, L.P.; Tuboscope Pipeline Services Inc.; Environmental Procedures, Inc.; TVI Holdings, L.L.C.; Varco US Holdings, Inc.; Advanced Wirecloth, Inc.; and Tulsa Equipment Manufacturing Company. We refer to each of these subsidiaries as a “guarantor” and collectively as the “guarantors.” Each of the guarantees is an unsecured obligation of the guarantor providing such guarantee and will rank equal in right of payment with the guarantee provided by such guarantor under our senior credit facility, the 2011 Notes and the 2008 Notes and with all existing and future unsecured indebtedness of such guarantor that is not, by its terms, expressly subordinated in right of payment to such guarantee.

Under the terms of the indenture, a guarantor may be released from its guarantee if such guarantor is not a guarantor of (or co-obligor on) any Funded Indebtedness (as defined below) of Varco other than the notes and other than Funded Indebtedness of Varco the related guarantee (or obligations) of which (i) is subject to a release provision similar to the release provision described in this paragraph and (ii) will be released concurrently with the release of the guarantee of such guarantor pursuant to such release provision, provided that no Default or Event of Default under the indenture has occurred and is continuing. Currently, in order for a guarantee to be released under the notes, the applicable guarantor would have to have no further guarantee obligations under the senior credit facility, and the guarantor must be concurrently released from its guarantee obligations under our 7½% senior notes due 2008 and our 7¼% senior notes due 2011. The indenture also provides that if any subsidiary of Varco guarantees or becomes a co-obligor on any Funded Indebtedness of Varco other than the notes at any time subsequent to the date on which the notes are originally issued (including, without limitation, following any release of such subsidiary from its guarantee as described above), then Varco will cause the notes to be equally and ratably guaranteed by such subsidiary, which shall thereupon become a guarantor.

The obligations of each guarantor are limited to the maximum amount as will, after giving effect to all other contingent and fixed liabilities of such guarantor and after giving effect to any collections from or payments made by or on behalf of any other guarantor in respect of the obligations of such other guarantor under its guarantee or pursuant to its contribution obligations under the indenture, result in the obligations of such guarantor under its guarantee not constituting a fraudulent conveyance or fraudulent transfer under federal, state or foreign law. Each guarantor that makes a payment or distribution under a guarantee shall be entitled to a contribution from each other guarantor in a pro rata amount based on the Adjusted Net Assets of each guarantor.

Optional Redemption

Varco may redeem all or part of the notes at any time at its option at a redemption price equal to the greater of (1) the principal amount of the notes being redeemed plus accrued and unpaid interest to the redemption date and (2) the Make-Whole Amount for the notes being redeemed.

As used in this prospectus:

“Make Whole Amount” means the sum, as determined by a Quotation Agent, of the present values of the principal amount of the notes to be redeemed, together with scheduled payments of interest (exclusive of interest to the redemption date) from the redemption date to the maturity date of the notes being redeemed, in each case discounted to the redemption date on a semi-annual basis, assuming a 360-day year consisting of twelve 30-day months, at the Adjusted Treasury Rate, plus accrued and unpaid interest on the principal amount of the notes being redeemed to the redemption date.

“Adjusted Treasury Rate” means, with respect to any redemption date, (i) the yield, under the heading which represents the average for the immediately preceding week, appearing in the most recently published statistical release designated “H.15 (519)” or any successor publication which is published weekly by the Board of Governors of the Federal Reserve System and which establishes yields on actively traded United States Treasury securities adjusted to constant maturity under the caption “Treasury Constant Maturities,” for the maturity corresponding to the Comparable Treasury Issue (if no maturity is within three months before or after the remaining term of the notes being redeemed, yields for the two published maturities most closely corresponding to the Comparable Treasury Issue shall be determined and the Adjusted Treasury Rate shall be interpolated or extrapolated from such yields on a straight line basis, rounding to the nearest month) or (ii) if such release (or any successor release) is not published during the week preceding the calculation date or does not contain such yields, the rate per year equal to the semi-annual equivalent yield to maturity of the Comparable Treasury Issue (expressed as a percentage of its principal amount) equal to the Comparable Treasury Price for such redemption date, in each case calculated on the third business day preceding the redemption date, plus 0.250%.

“Comparable Treasury Issue” means the United States Treasury security selected by the Quotation Agent as having a maturity comparable to the remaining term from the redemption date to the maturity date of the notes that would be utilized, at the time of selection and in accordance with customary financial practice, in pricing new issues of corporate debt securities of comparable maturity to the remaining term of the notes.

“Comparable Treasury Price” means, with respect to any redemption date, if clause (ii) of the Adjusted Treasury Rate is applicable, the average of three, or such lesser number as is obtained by the indenture trustee, Reference Treasury Dealer Quotations for such redemption date.

“Quotation Agent” means the Reference Treasury Dealer selected by the indenture trustee after consultation with Varco.

“Reference Treasury Dealer” means any of Salomon Smith Barney Inc. and its successors and assigns and two other nationally recognized investment banking firms selected by Varco that are primary U.S. Government securities dealers.

“Reference Treasury Dealer Quotations” means, with respect to each Reference Treasury Dealer and any redemption date, the average, as determined by the indenture trustee, of the bid and asked prices for the Comparable Treasury Issue, expressed in each case as a percentage of its principal amount, quoted in writing to the indenture trustee by such Reference Treasury Dealer at 5:00 p.m., New York City time, on the third business day preceding such redemption date.

If less than all of the notes are to be redeemed, the trustee will select the notes to be redeemed by such method as the trustee shall deem fair and appropriate. The trustee may select for redemption notes and portions of notes in amounts of $1,000 or whole multiples of $1,000.

Our senior credit facility currently restricts Varco from redeeming the notes. The notes are not entitled to the benefit of any sinking fund or other mandatory redemption provisions.

Certain Covenants

Limitation on Liens

Nothing in the indenture or the notes in any way limits the amount of indebtedness or securities (other than the notes) that Varco or its subsidiaries may incur or issue. The indenture provides that Varco will not, and will not permit any subsidiary of Varco to, issue, assume or guarantee any Indebtedness for borrowed money secured by any Lien on any property or asset now owned or hereafter acquired by Varco or such subsidiary without making effective provision whereby any and all notes then or thereafter outstanding will be secured by a Lien equally and ratably with any and all other obligations thereby secured for so long as any such obligations shall be so secured.

The foregoing restriction does not, however, apply to:

(1)  Liens existing on the date on which the notes are originally issued or provided for under the terms of agreements existing on such date;

(2)  Liens on property securing (a) all or any portion of the cost of acquiring, constructing, altering, improving or repairing any property or assets, real or personal, or improvements used or to be used in connection with such property or (b) Indebtedness incurred by Varco or any subsidiary of Varco prior to or within one year after the later of the acquisition, the completion of construction, alteration, improvement or repair or the commencement of commercial operation thereof, which Indebtedness is incurred for the purpose of financing all or any part of the purchase price thereof or construction or improvements thereon;

(3)  Liens securing Indebtedness owed by a subsidiary of Varco to Varco or to any other subsidiary of Varco;

(4)  Liens on the property of any person or entity existing at the time such person or entity becomes a subsidiary of Varco and not incurred as a result of (or in connection with or in anticipation of) such person or entity becoming a subsidiary of Varco, provided that such Liens do not extend to or cover any property or assets of Varco or any of its subsidiaries other than the property encumbered at the time such person or entity becomes a subsidiary of Varco and do not secure Indebtedness with a principal amount in excess of the principal amount outstanding at such time;

(5)  Liens on any property securing (a) Indebtedness incurred in connection with the construction, installation or financing of pollution control or abatement facilities or other forms of industrial revenue bond financing or (b) Indebtedness issued or guaranteed by the United States or any State thereof or any department, agency or instrumentality of either;

(6)  any Lien extending, renewing or replacing (or successive extensions, renewals or replacements of) any Lien of any type permitted under clause (1), (2), (4) or (5) above, provided that such Lien extends to or covers only the property that is subject to the Lien being extended, renewed or replaced and that the principal amount of the Indebtedness secured thereby shall not exceed the principal amount of Indebtedness so secured at the time of such extension, renewal or replacement; or

(7)  Liens (exclusive of any Lien of any type otherwise permitted under clauses (1) through (6) above) securing Indebtedness for borrowed money of Varco or any subsidiary of Varco in an aggregate principal amount which, together with the aggregate amount of Attributable Indebtedness deemed to be outstanding in respect of all Sale/Leaseback Transactions entered into pursuant to clause (a) of the covenant described under “Limitation on Sale/Leaseback Transactions” below (exclusive of any such Sale/Leaseback Transactions otherwise permitted under clauses (1) through (6) above), does not at the time such Indebtedness is incurred exceed 10% of the Consolidated Net Worth of Varco (as shown in the most recent audited consolidated balance sheet of Varco and its subsidiaries).

Limitation on Sale/Leaseback Transactions

The indenture provides that Varco will not, and will not permit any subsidiary to, enter into any Sale/Leaseback Transaction with any person (other than Varco or a subsidiary) unless:

(1)  Varco or such subsidiary would be entitled to incur Indebtedness, in a principal amount equal to the Attributable Indebtedness with respect to such Sale/Leaseback Transaction, secured by a Lien on the property subject to such Sale/Leaseback Transaction pursuant to the covenant described under “Limitation on Liens” above without equally and ratably securing the notes pursuant to such covenant;

(2)  after the date on which the notes are originally issued and within a period commencing six months prior to the consummation of such Sale/Leaseback Transaction and ending six months after the consummation thereof, Varco or such subsidiary shall have expended for property used or to be used in the ordinary course of business of Varco and its subsidiaries an amount equal to all or a portion of the net proceeds of such Sale/Leaseback Transaction and Varco shall have elected to designate such amount as a credit against such Sale/Leaseback Transaction (with any such amount not being so designated to be applied as set forth in clause (3) below); or

(3)  Varco, during the 12-month period after the effective date of such Sale/Leaseback Transaction, shall have applied to the voluntary defeasance or retirement of notes or any Pari Passu Indebtedness an amount equal to the greater of the net proceeds of the sale or transfer of the property leased in such Sale/Leaseback Transaction and the fair value, as determined by the board of directors of Varco, of such property at the time of entering into such Sale/Leaseback Transaction (in either case adjusted to reflect the remaining term of the lease and any amount expended by Varco as set forth in clause (2) above), less an amount equal to the principal amount of notes and Pari Passu Indebtedness voluntarily defeased or retired by Varco within such 12-month period and not designated as a credit against any other Sale/Leaseback Transaction entered into by Varco or any subsidiary during such period.

Limitations on Mergers and Consolidations

The indenture provides that neither Varco nor any guarantor (other than any guarantor that shall have been released from its guarantee pursuant to the provisions of the indenture) will consolidate with or merge into any entity, or sell, lease, convey, transfer or otherwise dispose of all or substantially all of its assets to any person or entity, unless: (1) the person or entity formed by or surviving such consolidation or merger (if other than Varco or such guarantor, as the case may be), or to which such sale, lease, conveyance, transfer or other disposition shall be made (collectively, the “Successor”), is a corporation organized and existing under the laws of the United States or any State thereof or the District of Columbia (or, alternatively, in the case of a guarantor organized under the laws of a jurisdiction outside the United States, a corporation organized and existing under the laws of such foreign jurisdiction), and the Successor assumes by supplemental indenture in a form satisfactory to the trustee all of the obligations of Varco or such guarantor, as the case may be, under the indenture and under the notes; and (2) immediately after giving effect to such transaction, no Default or Event of Default shall have occurred and be continuing.

Certain Definitions

“Adjusted Net Assets” of a guarantor at any date means the lesser of (x) the amount by which the fair value of the property of such guarantor at such date exceeds the total amount of liabilities, including, without limitation, the probable amount of contingent liabilities (after giving effect to all other fixed and contingent liabilities incurred or assumed on such date) of such guarantor at such date, but excluding liabilities under the guarantee of the notes by of such guarantor, and (y) the amount by which the present fair saleable value of the assets of such guarantor at such date exceeds the amount that will be required to pay the probable liability of such guarantor on its debts (after giving effect to all other fixed and contingent liabilities incurred or assumed on such date and after giving effect to any collection from any subsidiary of such guarantor in respect of any obligations of such subsidiary under the guarantee of the notes by such guarantor), excluding debt in respect of the guarantee of the notes by such guarantor, as they become absolute and matured.

“Attributable Indebtedness,” when used with respect to any Sale/Leaseback Transaction, means, as at the time of determination, the present value (discounted at the rate set forth or implicit in the terms of the lease included in such transaction) of the total obligations of the lessee for rental payments (other than amounts required to be paid on account of property taxes, maintenance, repairs, insurance, assessments, utilities, operating and labor costs and other items which do not constitute payments for property rights) during the remaining term of the lease included in such Sale/Leaseback Transaction (including any period for which such lease has been extended).

“Capitalized Lease Obligation” of any person or entity means any obligation of such person or entity to pay rent or other amounts under a lease of property, real or personal, that is required to be capitalized for financial reporting purposes in accordance with generally accepted accounting principles; and the amount of such obligation shall be the capitalized amount thereof determined in accordance with generally accepted accounting principles.

“Consolidated Net Worth” of Varco means the consolidated stockholders’ equity of Varco and its subsidiaries, as determined in accordance with generally accepted accounting principles.

“Funded Indebtedness” means all Indebtedness (including Indebtedness incurred under any revolving credit, letter of credit or working capital facility) that matures by its terms, or that is renewable at the option of any obligor thereon to a date, more than one year after the date on which such Indebtedness is originally incurred.

“Hedging Obligations” of any person or entity means the net obligation (not the notional amount) of such person or entity pursuant to any interest rate swap agreement, foreign currency exchange agreement, interest rate collar agreement, option or future contract or other similar agreement or arrangement relating to interest rates or foreign exchange rates.

“Indebtedness” of any person or entity at any date means, without duplication, (1) all indebtedness of such person or entity for borrowed money (whether or not the recourse of the lender is to the whole of the assets of such person or entity or only to a portion thereof), (2) all obligations of such person or entity evidenced by bonds, debentures, notes or other similar instruments, (3) all obligations of such person or entity in respect of letters of credit or other similar instruments (or reimbursement obligations with respect thereto), other than standby letters of credit and performance bonds issued by such person or entity in the ordinary course of business, to the extent not drawn or, to the extent drawn, if such drawing is reimbursed not later than the third business day following demand for reimbursement, (4) all obligations of such person or entity to pay the deferred and unpaid purchase price of property or services, except trade payables and accrued expenses incurred in the ordinary course of business, (5) all Capitalized Lease Obligations of such person or entity, (6) all Indebtedness of others secured by a Lien on any asset of such person or entity, whether or not such Indebtedness is assumed by such person or entity, (7) all Indebtedness of others guaranteed by such person or entity to the extent of such guarantee and (8) all Hedging Obligations of such person or entity.

“Lien” means, with respect to any asset, any mortgage, lien, pledge, charge, security interest or encumbrance of any kind in respect of such asset, whether or not filed, recorded or otherwise perfected under applicable law. For the purposes of the indenture, Varco or any subsidiary of Varco shall be deemed to own subject to a Lien any asset which it has acquired or holds subject to the interest of a vendor or lessor under any conditional sale agreement, Capitalized Lease Obligation or other title retention agreement relating to such asset.

“Non-Recourse Indebtedness” means, at any date, the aggregate amount at such date of Indebtedness of Varco or a subsidiary of Varco in respect of which the recourse of the holder of such Indebtedness, whether direct or indirect and whether contingent or otherwise, is effectively limited to specified assets, and with respect to which neither Varco nor any of its subsidiaries provides any credit support.

“Pari Passu Indebtedness” means any Indebtedness of Varco, whether outstanding on the date on which the notes are originally issued or thereafter created, incurred or assumed, unless, in the case of any particular Indebtedness, the instrument creating or evidencing the same or pursuant to which the same is outstanding expressly provides that such Indebtedness shall be subordinated in right of payment to the notes.

“Sale/Leaseback Transaction” means any arrangement with any person or entity providing for the leasing by Varco or any subsidiary of Varco, for a period of more than three years, of any real or tangible personal property, which property has been or is to be sold or transferred by Varco or such subsidiary to such person or entity in contemplation of such leasing.

“Significant Subsidiary” has the meaning set forth in Regulation S-X under the Securities Exchange Act of 1934.

Events of Default

An “Event of Default” is defined in the indenture as being:

(1)  a default by Varco or any guarantor for 30 days in payment of any interest on the notes;

(2)  a default by Varco or any guarantor in any payment of principal of or premium, if any, on the notes;

(3)  a default by Varco or any guarantor in compliance with any of its other covenants or agreements in, or provisions of, the notes, the guarantees or the indenture which shall not have been remedied within 60 days after written notice by the trustee or by the holders of at least 25% in principal amount of the notes then outstanding;

(4)  the acceleration of the maturity of any Indebtedness (other than the notes or any Non-Recourse Indebtedness) of Varco or any subsidiary of Varco having an outstanding principal amount of $10 million or more individually or in the aggregate, or a default in the payment of any principal or interest in respect of any Indebtedness (other than the notes or any Non-Recourse Indebtedness) of Varco or any subsidiary of Varco having an outstanding principal amount of $10 million or more individually or in the aggregate and such default shall be continuing for a period of 30 days without Varco or such subsidiary, as the case may be, effecting a cure of such default;

(5)  a final, non-appealable judgment or order for the payment of money in excess of $10 million (net of applicable insurance coverage) having been rendered against Varco, a guarantor or any Significant Subsidiary of Varco and such judgment or order shall continue unsatisfied and unstayed for a period of 30 days; or

(6)  certain events involving bankruptcy, insolvency or reorganization of Varco, a guarantor or any Significant Subsidiary of Varco.

Guarantors may not be released from their guarantees if a Default or Event of Default has occurred and is continuing. The obligations of any subsidiary of Varco that becomes a guarantor are not dependent upon whether such subsidiary becomes a guarantor prior to or after an Event of Default. The indenture provides that the trustee may withhold notice to the holders of the notes of any default (except in payment of principal of or premium, if any, or interest on the notes) if the trustee considers it in the interest of the holders of the notes to do so.

If an Event of Default occurs and is continuing with respect to the indenture, the trustee or the holders of not less than 25% in principal amount of the notes outstanding may declare the principal of and premium, if any, and accrued but unpaid interest on all the notes to be due and payable. Upon such a declaration, such principal, premium, if any, and interest will be due and payable immediately. If an Event of Default relating to certain events of bankruptcy, insolvency or reorganization of Varco or a guarantor occurs and is continuing, the principal of and premium, if any, and interest on all the notes will become and be immediately due and payable without any declaration or other act on the part of the trustee or any holders of the notes. The amount due and payable on the acceleration of any note will be equal to 100% of the principal amount of such note, plus accrued interest to the date of payment. Under certain circumstances, the holders of a majority in principal amount of the outstanding notes may rescind any such acceleration with respect to the notes and its consequences.

No holder of a note may pursue any remedy under the indenture unless:

(1)  such holder has previously given the trustee written notice of a continuing Event of Default;

(2)  the holders of at least 25% in principal amount of the notes shall have made a written request to the trustee to pursue such remedy;

(3)  the holders shall have offered the trustee indemnity reasonably satisfactory to it; and

(4)  the trustee shall have failed to act for a period of 60 days after receipt of such notice and offer of indemnity.

However, this provision does not affect the right of a holder of a note to sue for enforcement of any overdue payment thereon.

The holders of a majority in principal amount of the notes then outstanding have the right to direct the time, method and place of conducting any proceeding for exercising any remedy available to the trustee under the indenture, subject to certain limitations specified in the indenture. The indenture requires the annual filing by Varco with the trustee of a written statement as to compliance with the covenants contained in the indenture.

Modification and Waiver

The indenture provides that modifications and amendments to the indenture or the notes may be made by Varco, the guarantors and the trustee with the consent of the holders of a majority in principal amount of the notes then outstanding; provided that no such modification or amendment may, without the consent of the holder of each note then outstanding affected thereby:

(1)  reduce the amount of notes whose holders must consent to an amendment, supplement or waiver;

(2)  reduce the rate of or change the time for payment of interest, including default interest, on any note;

(3)  reduce the principal of or change the fixed maturity of any note or alter the premium or other provisions with respect to redemption;

(4)  make any note payable in money other than that stated in the note;

(5)  impair the right to institute suit for the enforcement of any payment of principal of, or premium, if any, or interest on, any note;

(6)  make any change in the percentage of principal amount of notes necessary to waive compliance with certain provisions of the indenture; or

(7)  waive a continuing Default or Event of Default in the payment of principal of, or premium, if any, or interest on the notes.

Modifications and amendments of the indenture may be made by Varco, the guarantors and the trustee without the consent of any holders of notes in certain limited circumstances, including:

(1)  to cure any ambiguity, omission, defect or inconsistency;

(2)  to provide for the assumption of the obligations of Varco or any guarantor under the indenture upon the merger, consolidation or sale or other disposition of all or substantially all of the assets of Varco or any such guarantor;

(3)  to provide for uncertificated notes in addition to or in place of certificated notes;

(4)  to reflect the release of any guarantor from its guarantee of the notes, or the addition of any subsidiary of Varco as a guarantor, in the manner provided by the indenture;

(5)  to comply with any requirement in order to effect or maintain the qualification of the indenture under the Trust Indenture Act of 1939;

(6)  to add to the covenants of Varco or any Guarantor for the benefit of the holders or to surrender any right or power conferred upon Varco or any Guarantor; or

(7)  to make any change that does not adversely affect the rights of any holder of notes in any material respect.

The holders of a majority in aggregate principal amount of the notes then outstanding may waive any past default under the indenture, except a default in the payment of principal, or premium, if any, or interest.

Discharge or Termination

Defeasance of Certain Obligations

Varco and the guarantors may terminate certain of their obligations under the indenture, including those described under the section “Certain Covenants,” if:

(1)  Varco irrevocably deposits in trust with the trustee cash or non-callable U.S. government obligations or a combination thereof sufficient to pay principal of and interest on the notes to maturity, and to pay all other sums payable by it under the indenture;

(2)  no Default or Event of Default shall have occurred and be continuing on the date of such deposit;

(3)  Varco shall have delivered to the trustee an opinion of counsel from nationally recognized counsel acceptable to the trustee or a tax ruling to the effect that the holders of the notes will not recognize income, gain or loss for Federal income tax purposes as a result of Varco’s exercise of its option under such section and will be subject to Federal income tax on the same amount and in the same manner and at the same times as would have been the case if such option had not been exercised;

(4)  Varco delivers to the trustee certain other documents called for by the indenture, including an officers’ certificate and opinions of counsel; and

(5)  certain other conditions are satisfied.

Varco’s payment obligations and the guarantors’ guarantees shall survive until the notes are no longer outstanding.

Discharge

The indenture shall cease to be of further effect (subject to certain exceptions relating to compensation and indemnity of the trustee and repayment to Varco of excess money or securities) when:

(1)  either (A) all outstanding notes theretofore authenticated and issued (other than destroyed, lost or stolen notes that have been replaced or paid) have been delivered to the trustee for cancellation; or (B) all outstanding notes not theretofore delivered to the trustee for cancellation (x) have become due and payable or (y) will become due and payable at their stated maturity within one year and Varco has deposited or caused to be deposited with the trustee as funds (immediately available to the holders in the case of clause (x)) in trust for such purpose an amount which, together with earnings thereon, will be sufficient to pay and discharge the entire indebtedness on such notes for principal and interest to the date of such deposit (in the case of notes which have become due and payable) or to the stated maturity, as the case may be;

(2)  Varco has paid all other sums payable by it under the indenture; and

(3)  Varco has delivered to the trustee an officers’ certificate stating that all conditions precedent to satisfaction and discharge of the indenture have been complied with, together with an opinion of counsel to the same effect.

Book-Entry, Delivery and Form

The notes will be issued in the form of one or more global notes in definitive, fully registered form without interest coupons (the “Global Notes”). The restricted Global Notes will be deposited with, or on behalf of, The Depository Trust Company (the “Depositary”) and registered in the name of the Depositary or its nominee. Except as set forth below, the Global Notes may be transferred, in whole and not in part, only to the Depositary or another nominee of the Depositary. Investors may hold their beneficial interests in the Global Notes directly through the Depositary if they have an account with the Depositary or indirectly through organizations which have accounts with the Depositary.

Upon the transfer of a note in definitive form, such note will, unless the Global Notes have previously been exchanged for notes in definitive form, be exchanged for an interest in the Global Notes representing the principal amount of notes being transferred.

The Depositary has advised Varco as follows: The Depositary is a limited-purpose trust company and organized under the laws of the State of New York, a member of the Federal Reserve System, a “clearing corporation” within the meaning of the New York Uniform Commercial Code, and “a clearing agency” registered pursuant to the provisions of Section 17A of the Securities Exchange Act of 1934. The Depositary was created to hold securities of institutions that have accounts with the Depositary or its nominee (“Participants”) and to facilitate the clearance and settlement of securities transactions among its Participants in such securities through electronic book-entry changes in accounts of the Participants, thereby eliminating the need for physical movement of securities certificates. The Depositary’s Participants include securities brokers and dealers (which may include the initial purchaser), banks, trust companies, clearing corporations and certain other organizations. Access to the Depositary’s book-entry system is also available to others such as banks, brokers, dealers and trust companies that clear through or maintain a custodial relationship with a Participant, whether directly or indirectly.

Upon the issuance of the Global Notes, the Depositary will credit, on its book-entry registration and transfer system, the principal amount of the Notes presented by such Global Notes to the accounts of Participants. The accounts to be credited shall be designated by the initial purchaser. Ownership of beneficial interests in the Global Notes will be limited to Participants or persons that may hold interests through Participants. Ownership of beneficial interests in the Global Notes will be shown on, and the transfer of those ownership interests will be effected only through, records maintained by the Depositary (with respect to Participant’s interest) and such Participants (with respect to the owners of beneficial interests in the Global Notes other than Participants). The laws of some jurisdictions may require that certain purchasers of securities take physical delivery of such securities in definitive form. Such limits and laws may impair the ability to transferor pledge beneficial interests in a Global Note.

So long as the Depositary, or its nominee, is the registered holder and owner of the Global Notes, the Depositary or such nominee, as the case may be, will be considered the sole legal owner and holder of the related notes for all purposes of such notes and under the indenture. Except as set forth below, owners of beneficial interests in the Global Notes will not be entitled to have the notes represented by the Global Notes registered in their names, will not receive or be entitled to receive physical delivery of certificated notes in definitive form and will not be considered to be the owners or holders of any notes under the Global Notes. Varco understands that under existing industry practice, in the event an owner of a beneficial interest in the Global Notes desires to take any action that the Depositary, as the holder of the Global Notes, is entitled to take, the Depositary would authorize the Participants to take such action, and that the Participants would authorize beneficial owners owning through such Participants to take such action or would otherwise act upon the instructions of beneficial owners owning through them.

Payment of principal of and interest on, and any redemption price of, notes represented by the Global Notes will be made to the Depositary or its nominee, as the case may be, as the registered owner and holder of the Global Notes.

Varco expects that the Depositary or its nominee, upon receipt of any payment of principal of or interest on the Global Notes, will credit Participants’ accounts with payments in amounts proportionate to their respective beneficial interests in the principal amount of the Global Notes as shown on the records of the Depositary or its nominee. Varco also expects that payments by Participants to owners of beneficial interests in the Global Notes held through such Participants will be governed by standing instructions and customary practices and will be the responsibility of such Participants. Varco will not have any responsibility or liability for any aspect of the records relating to, or payments made on account of, beneficial ownership interests in the Global Notes for any note or for maintaining, supervising or reviewing any records relating to such beneficial ownership interests or for any other aspect of the relationship between the Depositary and its Participants or the relationship between such Participants and the owners of beneficial interests in the Global Notes owning through such Participants.

Unless and until it is exchanged in whole or in part for certificated notes in definitive form, the Global Notes may not be transferred except as a whole by the Depositary to a nominee of such Depositary or by a nominee of such Depositary to such Depositary or another nominee of such Depositary.

Although the Depositary has agreed to the foregoing procedures in order to facilitate transfers of interests in the Global Notes among Participants of the Depositary, it is under no obligation to perform or continue to perform such procedures, and such procedures may be discontinued at any time. Neither the trustee nor Varco will have any responsibility for the performance by the Depositary or its Participants or indirect Participants of their respective obligations under the rules and procedures governing their operations.

Certificated Notes

The notes represented by the Global Notes are exchangeable for certificated notes in definitive form of like tenor as such notes in denominations of $1,000 and integral multiples thereof if:

(1)  the Depositary notifies Varco that it is unwilling or unable to continue as Depositary for the Global Notes or if at any time the Depositary ceases to be a clearing agency registered under the Securities Exchange Act of 1934 and a successor Depositary is not appointed by Varco within 90 days;

(2)  Varco in its discretion at any time determines not to have all of the notes represented by the Global Notes; or

(3)  an Event of Default has occurred and is continuing and the Depositary so requests.

Any note that is exchangeable pursuant to the preceding sentence is exchangeable for certified notes issuable in authorized denominations and registered in such names as the Depositary shall direct. Subject to the foregoing, the Global Notes are not exchangeable, except for Global Notes of the same aggregate denomination to be registered in the name of the Depositary or its nominee. In addition, such certificates will bear the legend referred to under “Transfer Restrictions” (unless Varco determines otherwise in accordance with applicable law) and will be subject to the provisions of such legend.

Neither Varco nor the Trustee shall be liable for any delay by the Depositary or any Participant in identifying the beneficial owners of the related notes and each such person may conclusively rely on, and shall be protected in relying on, instructions from the Depositary for all purposes (including with respect to the registration and delivery, and the respective principal amounts, of the notes to be issued).

Same-Day Payment

The indenture will require that payments in respect of notes (including principal, premium and interest) be made by wire transfer of immediately available funds to the accounts specified by the holders thereof or, if no such account is specified, by mailing a check to each such holder’s registered address.

Governing Law

The indenture is, and the notes will be, governed by the laws of the State of New York.

The Trustee

The Bank of New York Trust Company of Florida, N.A. is the trustee under the indenture. Its address is 10161 Centurion Parkway, Jacksonville, Florida 32256. Varco has also appointed the trustee as the initial registrar and as initial paying agent under the indenture.

The indenture contains certain limitations on the right of the trustee, should it become a creditor of Varco, to obtain payment of claims in certain cases, or to realize on certain property received in respect of any such claim as security or otherwise. The trustee is permitted to engage in other transactions; however, if it acquires any conflicting interest (as defined in the Trust Indenture Act of 1939, as amended), it must eliminate such conflict or resign.

The indenture provides that in case an Event of Default shall occur (and be continuing), the trustee will be required to use the degree of care and skill of a prudent man in the conduct of his own affairs. The trustee will be under no obligation to exercise any of its powers under the indenture at the request of any of the holders of the notes, unless such holders shall have offered the trustee indemnity reasonably satisfactory to it.

MATERIAL UNITED STATES FEDERAL TAX CONSIDERATIONS

The following is a summary of the material United States federal income and estate tax considerations relevant to the exchange of old notes for the new notes pursuant to this exchange offer and the purchase, ownership and disposition of the new notes by holders thereof, but does not purport to be a complete analysis of all the potential tax considerations. This summary is based upon the provisions of the Internal Revenue Code of 1986, as amended (the “Code”), Treasury Regulations promulgated under the Code, administrative rulings and judicial decisions as of the date hereof. These authorities may be changed, perhaps retroactively, so as to result in United States federal income and estate tax consequences different from those set forth below. We have not sought any ruling from the Internal Revenue Service (“IRS”) or an opinion of counsel with respect to the statements made and the conclusions reached in the following summary, and there can be no assurance that the IRS will agree with such statements and conclusions.

This summary assumes that the notes are held as capital assets within the meaning of Section 1221 of the Code. This summary also does not address the tax considerations arising under the laws of any foreign, state or local jurisdiction. In addition, this discussion does not address all tax considerations that may be applicable to a holder’s particular circumstances or to holders that may be subject to special tax rules, including, without limitation:

•	holders subject to the alternative minimum tax;

•	banks, insurance companies, or other financial institutions;

•	tax-exempt organizations;

•	dealers in securities or commodities;

•	traders in securities that elect to use a mark-to-market method of accounting for their securities holdings;

•	“U.S. holders” (as defined below) whose “functional currency” is not the United States dollar;

•	persons that will hold the notes as a position in a hedging transaction, “straddle,” “conversion transaction” or other risk reduction transaction; or

•	persons deemed to sell the notes under the constructive sale provisions of the Code.

If a partnership holds notes, the tax treatment of a partner in the partnership will generally depend upon the status of the partner and the activities of the partnership. If you are a partner of a partnership holding our notes, we encourage you to consult your tax advisor regarding the tax consequences of the ownership and disposition of the notes.

THIS SUMMARY OF UNITED STATES FEDERAL TAX CONSIDERATIONS IS FOR GENERAL INFORMATION ONLY AND IS NOT TAX ADVICE. WE ENCOURAGE YOU TO CONSULT YOUR TAX ADVISOR CONCERNING THE TAX CONSEQUENCES OF THE EXCHANGE OF THE OLD NOTES FOR THE NEW NOTES AND OF HOLDING AND DISPOSING OF THE NEW NOTES, INCLUDING THE UNITED STATES FEDERAL, STATE, LOCAL AND OTHER TAX CONSEQUENCES AND POTENTIAL CHANGES IN THE TAX LAWS.

Consequences of the Exchange

The exchange of the old notes for the new notes in the exchange offer will not be treated as an “exchange” for federal income tax purposes, because the new notes will not be considered to differ materially in kind or extent from the old notes. Accordingly, the exchange of old notes for new notes will not be a taxable event to you for federal income tax purposes. Moreover, the new notes will generally have the same tax attributes as the old notes and the same tax consequences to you as the old notes had to you, including without limitation, the same issue price, adjusted issue price, basis and holding period. Therefore, references to “notes” in the following discussion apply equally to the new notes and the old notes.

Consequences to U.S. Holders

The following is a summary of the United States federal tax consequences that will apply to you if you are a U.S. holder of the notes. Certain consequences to “non-U.S. holders” of the notes are described under “—Consequences to Non-U.S. Holders” below. “U.S. holder” means a beneficial owner of a note that is:

•	a citizen or resident of the United States as determined for federal income tax purposes;

•	a corporation or partnership created or organized in or under the laws of the United States or any political subdivision of the United States;

•	an estate the income of which is subject to United States federal income taxation regardless of its source; or

•	a trust if (1) it is subject to the primary supervision of a court within the United States and one or more United States persons have the authority to control all substantial decisions of the trust or (2) it has a valid election in effect under applicable Treasury Regulations to be treated as a United States person.

Payments of Interest

Stated interest on the notes will generally be taxable to you as ordinary income from United States sources at the time it is paid or accrues in accordance with your method of accounting for tax purposes.

Market Discount

If you acquire a note at a cost that is less than the stated redemption price (i.e., the principal) at maturity of the notes, the amount of such difference is treated as “market discount” for federal income tax purposes, unless such difference is less than .0025 multiplied by the stated redemption price at maturity multiplied by the number of complete years to maturity (from the date of acquisition).

Under the market discount rules of the Code, you are required to treat any gain on the sale, exchange, retirement or other disposition of a note as ordinary income to the extent of the accrued market discount that has not previously been included in income. Thus, principal payments and payments received upon the sale or exchange of a note are treated as ordinary income to the extent of accrued market discount that has not previously been included in income. If you dispose of a note with market discount in certain otherwise nontaxable transactions (for example, a gift), you must include accrued market discount as ordinary income as if you had sold the note at its then fair market value.

In general, the amount of market discount that has accrued is determined on a ratable basis. You may, however, elect to determine the amount of accrued market discount on a constant yield to maturity basis. This election is made on a note-by-note basis and is irrevocable.

With respect to notes with market discount, you may not be allowed to deduct immediately a portion of the interest expense on any indebtedness incurred or continued to purchase or to carry the notes. You may elect to include market discount in income currently as it accrues, in which case the interest deferral rule set forth in the preceding sentence will not apply. This election will apply to all debt instruments that you acquire on or after the first day of the first taxable year to which the election applies and is irrevocable without the consent of the IRS. Your tax basis in a note will be increased by the amount of market discount included in your income under the election.

Amortizable Bond Premium

If you purchase a note for an amount in excess of the stated redemption price at maturity (i.e., the principal), you will be considered to have purchased the note with “amortizable bond premium” equal in amount to the excess. Generally, you may elect to amortize the premium as an offset to interest income otherwise required to be included in income in respect of the note during the taxable year, using a constant yield method similar to that described above, over the remaining term of the note (or, if it results in a smaller amount of amortizable premium, until an earlier call date). Under Treasury Regulations, the amount of amortizable bond premium in excess of any amounts treated as an offset to interest income that you may deduct in any accrual period is limited to the amount by which your total interest inclusions on the note in prior accrual periods exceed the total amount treated by you as a bond premium deduction in prior accrual periods. If any of the excess bond premium is not deductible, that amount is carried forward to the next accrual period. If you elect to amortize bond premium, you must reduce your tax basis in the note by the amount of the premium used to offset interest income as set forth above. An election to amortize bond premium applies to all taxable debt obligations then owned and thereafter acquired by you and may be revoked only with the consent of the IRS.

Sale, Exchange or Other Taxable Disposition of Notes

You generally will recognize gain or loss upon the sale, exchange, redemption, retirement or other taxable disposition of a note equal to the difference between the amount realized upon the sale, exchange or other disposition (less any amount attributable to accrued stated interest not previously included in income, which will be taxable as interest income) and your adjusted tax basis in the note. Your adjusted tax basis in a note will generally equal the amount you paid for the note, increased by market discount previously included in income in respect of the note and reduced by any amortizable bond premium in respect of the note which has been taken into account.

Any gain or loss recognized on a disposition of the note will be capital gain or loss except as described under “Market Discount” above. If you are an individual and have held the note for more than one year, such capital gain will generally be subject to tax at a maximum rate of 20%. Your ability to deduct capital losses may be limited.

Discharge of Obligations

Under certain circumstances, we may discharge our obligations under the indenture prior to maturity of the notes by depositing funds with the trustee in an amount which, together with earnings thereon, will be sufficient to pay and discharge the entire amount of principal and interest due on the notes through maturity. “See Description of Notes—Discharge or Termination—Discharge.” If we choose to exercise this right, it is possible that you will recognize income or gain at different times or in different amounts than otherwise described in this discussion of material tax considerations.

Additional Interest

We intend to take the position for United States federal income tax purposes that any payments of additional interest (“Additional Interest”), as described above under “The Exchange Offer—Liquidated Damages,” should be taxable to you as additional interest income when received or accrued, in accordance with your method of tax accounting. This position is based in part on the assumption that as of the date of issuance of the notes, the possibility that Additional Interest will have to be paid is a “remote” or “incidental” contingency within the meaning of applicable Treasury Regulations. Our determination that such possibility is a remote or incidental contingency is binding on you, unless you explicitly disclose that you are taking a different position to the IRS on your tax return for the year during which you acquire the note. However, the IRS may take a contrary position from that described above, which could affect the timing and character of both your income from the notes and our deduction with respect to the payments of Additional Interest.

If you receive Additional Interest, we encourage you to consult your tax advisors concerning the appropriate tax treatment of the payment of Additional Interest on the notes.

Backup Withholding and Information Reporting

Payments of interest and principal on notes held by U.S. holders and the proceeds received upon the sale or other disposition of such notes may be subject to information reporting and backup withholding tax. Payments to certain holders (including, among others, corporations and certain tax-exempt organizations) are generally not subject to information reporting or backup withholding. If you are a U.S. holder, payments to you will be subject to information reporting and backup withholding tax if:

•	you fail to furnish your taxpayer identification number (“TIN”), which, for an individual, is ordinarily his or her social security number;

•	you furnish an incorrect TIN;

•	you are notified by the IRS that you have failed to properly report payments of interest or dividends; or

•	you fail to certify, under penalties of perjury, that you have furnished a correct TIN and that the IRS has not notified you that you are subject to backup withholding.

The amount of any reportable payments, including interest, made to you (unless you are an exempt recipient) and the amount of tax withheld, if any, with respect to such payments will be reported to you and to the IRS for each calendar year.

We encourage you to consult your tax advisor regarding your qualification for an exemption from backup withholding and information reporting and the procedures for obtaining such an exemption, if applicable. The backup withholding tax is not an additional tax, and you may use amounts withheld as a credit against your United States federal income tax liability or may claim a refund as long as you timely provide certain information to the IRS.

Consequences to Non-U.S. Holders

The following is a summary of the United States federal tax consequences that will apply to you if you are a non-U.S. holder of notes. The term “non-U.S. holder” means a beneficial owner of a note that is not a U.S. holder.

Special rules may apply to certain non-U.S. holders such as “controlled foreign corporations,” “passive foreign investment companies” and “foreign personal holding companies.” Such entities are encouraged to consult their tax advisors to determine the United States federal, state, local and other tax consequences that may be relevant to them.

Payment of Interest

•	The 30% United States federal withholding tax will not apply to any payment to you of principal or interest on a note provided that:

•	you do not actually or constructively own 10% or more of the total combined voting power of all classes of our stock that are entitled to vote within the meaning of Section 871(h)(3) of the Code;

•	you are not a controlled foreign corporation that is related to us through stock ownership;

•	you are not a bank whose receipt of interest on a note is described in Section 881(c)(3)(A) of the Code; and

•	(a) you provide your name and address, and certify, under penalties of perjury, that you are not a United States person (which certification may be made on an IRS Form W-8BEN (or a successor form)) or (b) a securities clearing organization, bank, or other financial institution that holds customers’ securities in the ordinary course of its business holds the note on your behalf and certifies, under penalties of perjury, that it has received IRS Form W-8BEN from you or from another qualifying financial institution intermediary, and, in certain circumstances, provides a copy of the IRS Form W-8BEN. If you hold your notes through certain foreign intermediaries or certain foreign partnerships, such foreign intermediaries or partnerships must also satisfy the certification requirements of applicable Treasury Regulations.

If you cannot satisfy the requirements described above, payments of interest will be subject to the 30% United States federal withholding tax, unless you provide us with a properly executed (1) IRS Form W-8BEN claiming an exemption from or reduction in withholding under the benefit of an applicable tax treaty or (2) IRS Form W-8ECI stating that interest paid on the note is not subject to withholding tax because it is effectively connected with your conduct of a trade or business in the United States. Alternative documentation may be applicable in certain circumstances.

If you are engaged in a trade or business in the United States and interest on a note is effectively connected with the conduct of that trade or business, you will be required to pay United States federal income tax on that interest on a net income basis (although you will be exempt from the 30% withholding tax provided the certification requirement described above is met) in the same manner as if you were a United States person as defined under the Code, except as otherwise provided by an applicable tax treaty. In addition, if you are a foreign corporation, you may be required to pay a branch profits tax equal to 30% (or lower applicable treaty rate) of your effectively connected earnings and profits for the taxable year, subject to adjustments, that are effectively connected with your conduct of a trade or business in the United States. For this purpose, interest will be included in the earnings and profits of such foreign corporation.

Sale, Exchange or Other Taxable Disposition of Notes

Any gain realized upon the sale, exchange, redemption, retirement or other taxable disposition of a note (except with respect to accrued and unpaid interest, which would be taxable as described above) generally will not be subject to United States federal income tax unless:

•	that gain is effectively connected with your conduct of a trade or business in the United States;

•	you are an individual who is present in the United States for 183 days or more in the taxable year of that disposition, and certain other conditions are met; or

•	you are subject to Code provisions applicable to certain United States expatriates.

If you are a holder described in the first bullet point above, you generally will be required to pay United States federal income tax on the net gain derived from the sale, except as otherwise required by an applicable tax treaty. If you are a corporation, any such effectively connected gain received by you may also, under certain circumstances, be subject to the branch profits tax at a 30% rate (or such lower rate as may be prescribed under an applicable United States income tax treaty). If you are described in the second bullet point above, you will be subject to a flat 30% United States federal income tax on the gain derived from the sale, which may be offset by United States source capital losses, even though you are not considered a resident of the United States. If you are a holder described in the third bullet point above, we encourage you to consult your tax advisor to determine the United States federal, state, local and other tax consequences that may be relevant to you.

United States Federal Estate Tax

The United States federal estate tax will not apply to the notes owned by you at the time of your death, provided that (1) you do not own actually or constructively 10% or more of the total combined voting power of all classes of our voting stock (within the meaning of the Code and the Treasury Regulations) and (2) interest on the note would not have been, if received at the time of your death, effectively connected with your conduct of a trade or business in the United States.

Backup Withholding and Information Reporting

If you are a non-U.S. holder, backup withholding will likely not apply to payments made by us or our paying agents, in their capacities as such, to you if you have provided the required certification that you are not a United States person as described above. However, certain information reporting may still apply with respect to interest payments even if certification is provided.

Payments of the proceeds of a disposition of notes effected outside the United States by a foreign office of a foreign broker will not generally be subject to information reporting or backup withholding. However, unless such broker has documentary evidence in its records that you, as the beneficial owner, are a non-U.S. holder and certain other conditions are met, or you otherwise establish an exemption, information reporting (but not backup withholding) will apply to those payments if the broker is:

•	a United States person;

•	a controlled foreign corporation for United States federal income tax purposes;

•	a foreign person 50% or more of whose gross income is effectively connected with a United States trade or business for a specified three-year period; or

•	a foreign partnership, if at any time during its tax year, one or more of its partners are United States persons, as defined in Treasury Regulations, who in the aggregate hold more than 50% of the income or capital interest in the partnership or if, at any time during its tax year, the foreign partnership is engaged in a United States trade or business.

Payments of the proceeds of a disposition of notes effected by the United States office of a broker will be subject to information reporting requirements and backup withholding unless you properly certify under penalties of perjury as to your foreign status and certain other conditions are met or you otherwise establish an exemption.

Currently applicable Treasury Regulations establish reliance standards with regard to the certification requirements described above. In particular, the current Treasury Regulations provide that a certification may not be relied on if we or our agent (or other payor) knows or has reason to know that the certification may be false.

Any amounts withheld under the backup withholding rules from a payment to you will generally be allowed as a credit against your United States federal income tax liability or you may claim a refund, provided the required information is furnished timely to the IRS.

PLAN OF DISTRIBUTION

Each broker-dealer that receives new notes for its own account pursuant to the exchange offer must acknowledge that it will deliver a prospectus in connection with any resale, offer to resell or other transfers of its new notes. This prospectus, as it may be amended or supplemented from time to time, may be used by a broker-dealer in connection with the resale of new notes received in exchange for old notes where the old notes were acquired as a result of market-making activities or other trading activities. We have agreed that for a period of up to 180 days after the expiration date, we will make this prospectus, as amended or supplemented, available to any broker-dealer that requests such document in the letter of transmittal for use in connection with any resale.

We will not receive any proceeds from any sale of new notes by broker-dealers or any other persons. New notes received by broker-dealers for their own account pursuant to the exchange offer may be sold from time to time in one or more transactions in the over-the-counter market, in negotiated transactions, through the writing of options on the new notes or a combination of such methods of resale, at market prices prevailing at the time of resale, at prices related to such prevailing market prices or negotiated prices. Any resale may be made directly to purchasers or to or through brokers or dealers who may receive compensation in the form of commissions or concessions from any broker-dealer and/or the purchasers of any new notes. Any broker-dealer that resells new notes that were received by it for its own account pursuant to the exchange offer and any broker or dealer that participates in a distribution of new notes may be deemed to be an “underwriter” within the meaning of the Securities Act and any profit on any such resale of new notes and any commissions or concessions received by any persons may be deemed to be underwriting compensation under the Securities Act. The letter of transmittal states that by acknowledging that it will deliver and by delivering a prospectus, a broker-dealer will not be deemed to admit that it is an “underwriter” within the meaning of the Securities Act.

We have agreed to pay all expenses incident to our performance of, or compliance with, the registration rights agreement and will indemnify the holders of old notes, including any broker-dealers, and specific parties related to such holders, against specific liabilities, including liabilities under the Securities Act.

By its acceptance of the exchange offer, any broker-dealer that receives new notes pursuant to the exchange offer agrees to notify us before using this prospectus in connection with the sales or transfer of the new notes. The broker-dealer further acknowledges and agrees that, upon receipt of notice from us of the happening of any event which:

•	makes any statement in this prospectus untrue in any material respect;

•	requires the making of any changes in this prospectus to make the statements in this prospectus not misleading; or

•	may impose upon us disclosure obligations that may have a material adverse effect on us,

which notice we agree to deliver promptly to the broker-dealer, the broker-dealer will suspend use of this prospectus until we have notified the broker-dealer that delivery of the prospectus may resume and have furnished copies of any amendment or supplement to this prospectus to the broker-dealer.

LEGAL MATTERS

Certain legal matters relating to the issuance of the notes will be passed upon for Varco by James F. Maroney, III, Vice President, Secretary and General Counsel of Varco. Mr. Maroney owns shares of Varco common stock, and holds stock options and restricted stock awards under Varco compensation plans. Mr. Maroney may receive additional awards under these plans in the future.

EXPERTS

Ernst & Young LLP, independent auditors, have audited the consolidated financial statements and schedules included in Varco International, Inc.’s Annual Report on Form 10-K for the year ended December 31, 2001, as set forth in their report, which is incorporated by reference in this Prospectus and elsewhere in the registration statement. Varco International, Inc.’s financial statements and schedules are incorporated by reference in reliance on Ernst & Young LLP’s report, given on their authority as experts in accounting and auditing.

DOCUMENTS INCORPORATED BY REFERENCE

The SEC’s rules allow us to “incorporate by reference” into this prospectus the information we file with the SEC under the Securities Exchange Act of 1934. This means that we are disclosing important information to you by referring you to those filings. The information we incorporate by reference is considered a part of this prospectus, and subsequent information that we file with the SEC will automatically update and supersede this information. Any information which is subsequently modified or superseded will not constitute a part of this prospectus, except as so modified or superseded. Our filing number for filings under the Securities Exchange Act of 1934 is 001-13309. We incorporate by reference the following documents that we filed with the SEC:

•	Annual Report on Form 10-K/A for the year ended December 31, 2001 filed February 25, 2003;

•	Quarterly Report on Form 10-Q for the quarter ended March 31, 2002 filed May 8, 2002;

•	Quarterly Report on Form 10-Q for the quarter ended June 30, 2002 filed August 13, 2002;

•	Quarterly Report on Form 10-Q for the quarter ended September 30, 2002 filed November 8, 2002;

•	Current Report on Form 8-K dated July 2, 2002 and filed July 3, 2002;

•	Current Report on Form 8-K dated September 6, 2002 and filed September 13, 2002;

•	Current Report on Form 8-K dated November 13, 2002 and filed November 13, 2002; and

•	Current Report on Form 8-K dated November 15, 2002 and filed November 15, 2002.

In addition, we incorporate by reference any future filings we make with the SEC under Sections 13(a), 13(c), 14 or 15(d) of the Securities Exchange Act of 1934 after the date of this prospectus and before we have sold all of the notes to which this prospectus relates or the offering is otherwise terminated.

Upon written or oral request, we will provide you with a copy of any of the incorporated documents without charge (not including exhibits to the documents unless the exhibits are specifically incorporated by reference into the documents). You may submit such a request for this material at the following address and telephone number:

Investor Relations

Varco International, Inc.

2000 West Sam Houston Parkway South, Suite 1700

Houston, Texas 77042

(281) 953-2200

WHERE YOU CAN FIND MORE INFORMATION

We file annual, quarterly and special reports, proxy statements and other information with the SEC. You may inspect and copy such material at the public reference facilities maintained by the SEC at 450 Fifth Street, N.W., Washington, D.C. 20549. Please call the SEC at 1-800-SEC-0330 for further information on the public reference facilities. You may also obtain copies of such material from the SEC at prescribed rates by writing to the Public Reference Section of the SEC, 450 Fifth Street, N.W., Washington, D.C. 20549. Our filings are also available to the public from the SEC’s web site at www.sec.gov.

Our common stock is quoted on the New York Stock Exchange. You may inspect reports and other information concerning us at the offices of the New York Stock Exchange, 20 Broad Street, New York, New York 10005.

Offer to Exchange $150,000,000 of

5.5% Senior Notes Due 2012 for Our

Outstanding Unregistered 5.5% Senior Notes Due 2012

Varco International, Inc.

PROSPECTUS

                                ,

No person has been authorized to give any information or make any representations in connection with this offering other than those contained in this prospectus, and, if given or made, such other information or representations must not be relied upon as having been authorized by Varco. Neither the delivery of this prospectus nor any sale hereunder shall, under any circumstances, create any implication that there has been no change in the affairs of Varco since the date of this prospectus or that the information contained in this prospectus is correct as of any time subsequent to its date. This prospectus does not constitute an offer to sell nor or the solicitation of an offer to buy such securities in any circumstances in which such offer or solicitation is unlawful.

PART II—Information Not Required in Prospectus

Item 20.    Indemnification of Officers and Directors

Set forth below is a description of certain provisions of the articles of incorporation and bylaws of us and the corporate guarantors and the partnership agreement or company agreement of our non-corporate guarantors. These descriptions are intended as a summary only and are qualified in their entirety by the appropriate articles of incorporation, bylaws, partnership agreements, company agreements and state law.

(a)    Our certificate of incorporation provides, consistent with the provisions of the Delaware General Corporation Law, that no director will be personally liable to us or any of our stockholders for monetary damages arising from the director’s breach of fiduciary duty as a director. This does not apply, however, with respect to any action for unlawful payments of dividends, stock purchases or redemptions, nor does it apply if the director (i) has breached his duty of loyalty to us and our stockholders; (ii) does not act or, in failing to act, has not acted in good faith; (iii) has acted in a manner involving intentional misconduct or a knowing violation of law or, in failing to act, has acted in a manner involving intentional misconduct or a knowing violation of law; or (iv) has derived an improper personal benefit. The provisions of our certificate of incorporation eliminating liability of directors for monetary damages do not affect the standard of conduct to which directors must adhere, nor do such provisions affect the availability of equitable relief. In addition, such limitations on personal liability do not affect the availability of monetary damages under claims based on federal law.

Our bylaws provide for indemnification of our officers and directors.

(b)    The Guarantors

The certificate of incorporation of each of Environmental Procedures, Inc., Tuboscope (Holdings U.S.) Inc., Varco I/P, Inc. and Varco US Holdings, Inc. (the “Delaware Corporate Guarantors”) provide, consistent with the provisions of the Delaware General Corporation Law, that no director of the Delaware Corporate Guarantors will be personally liable to the respective Delaware Corporate Guarantor or any of their respective stockholders for monetary damages arising from the director’s breach of fiduciary duty as a director. This does not apply, however, with respect to any action for unlawful payments of dividends, stock purchases or redemptions, nor does it apply if the director (i) has breached his duty of loyalty to the respective Delaware Corporate Guarantor and its respective stockholders; (ii) does not act or, in failing to act, has not acted in good faith; (iii) has acted in a manner involving intentional misconduct or a knowing violation of law or, in failing to act, has acted in a manner involving intentional misconduct or a knowing violation of law; or (iv) has derived an improper personal benefit. The provisions of each certificate of incorporation eliminating liability of directors for monetary damages do not affect the standard of conduct to which directors must adhere, nor do such provisions affect the availability of equitable relief. In addition, such limitations on personal liability do not affect the availability of monetary damages under claims based on federal law.

The bylaws of each of the Delaware Corporate Guarantors provide for indemnification of their respective officers and directors of the Delaware Corporate Guarantors.

The articles of incorporation of Advanced Wirecloth, Inc. provide that no director will be personally liable to the corporation or its stockholders for monetary damages for breach of fiduciary duty as a director, except for liablity for (i) any breach of the director’s duty of loyaty to the corporation or its stockholders, (ii) acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law, (iii) unlawful payments of dividends, or (iv) any transaction from which the director derived an improper personal benefit.

The bylaws of Tulsa Equipment Manufacturing Company provide that the corporation shall indemnify and adance expenses to a director or officer of the corporation in connection with a proceeding to the fullest extent permitted by and in accordance with Section 1031 of the Oklahoma General Corporation Act. The bylaws further provide that with respect to employees or agents of the corporation, who are not directors or officers, the corporation may, as determined by its board of directors, indemnify and advance expenses to such employees or agents to the extent permitted by and in accordance with Section 1031 of the Oklahoma General Corporation Act.

The bylaws of Tuboscope Pipeline Services Inc. provide that the officers, directors, employees and other persons serving as an agent of Tuboscope Pipeline Services Inc. shall be entitled to indemnfication to the fullest extent permitted by the Texas Business Corporation Act. The laws of the State of Texas permit, and in some cases require, corporations to indemnify officers, directors, agents and employees who are or have been a party to or are threatened to be made a party to litigation against judgments, fines, settlements and reasonable expenses under certain circumstances.

The limited partnership agreement of Fiber Glass Systems, L.P. provides that, to the fullest extent allowed by the Texas Revised Limited Partnership Act, Fiber Glass Systems, L.P. shall indemnify its general partner and officers for acts or omissions performed or omitted in good faith, regardless of whether the act or omission constituted the sole, partial or concurrent negligence of such general partner or officers and if such act or omission was performed at another time the general partner reasonably believed that the conduct was not opposed to Fiber Glass Systems, L.P.’s best interest. Such indemnification, however, shall not apply with respect to a proceeding in which the general partner or officer is found liable (i) for receiving improper personal benefit or (ii) to the limited partnership.

The limited partnership agreement of Varco, L.P. provides that, to the fullest extent allowed by the Delaware Revised Uniform Limited Partnership Act, Varco, L.P. shall indemnify its general partner and officers for acts or omissions performed or omitted in good faith, regardless of whether the act or omission constituted the sole, partial or concurrent negligence of such general partner or officers.

The limited liability company agreements for Fiber Glass Systems Holdings, L.L.C., Tubo-FGS, L.L.C. and TVI Holdings, L.L.C. each provide, to the fullest extent allowed by the Delaware Limited Liability Company Act, that Fiber Glass Systems Holdings, L.L.C., Tubo-FGS, L.L.C. and TVI Holdings, L.L.C. shall indemnify its respective managers for acts or omissions performed or omitted in good faith, regardless of whether the act or omission constituted the sole, partial or concurrent negligence of such managers. Such indemnification, however, shall be limited to the limited liability company’s assets and no member shall have personal liability for any indemnification amounts.

Item 21.    Exhibits and Financial Statement Schedules.

(a)  Exhibits

Exhibit No.	Description	Note No.
3.1	Third Amended and Restated Certificate of Incorporation of Varco International, Inc., dated May 30, 2000.	(Note 1)

3.2	Third Amended and Restated Bylaws.	(Note 1)

3.3	Certificate of Designations of Series A Junior Participating Preferred Stock of Varco International, Inc., dated November 30, 2000.	(Note 1)

3.4	Company Agreement of Fiber Glass Systems Holdings, L.L.C., dated December 31, 1999.	(Note 2)

3.5	Company Agreement of Tubo-FGS, L.L.C., dated December 31, 1999.	(Note 2)

3.6	Limited Partnership Agreement of Varco, L.P., dated as of September 1, 2000.	(Note 2)

3.7	Limited Partnership Agreement of Fiber Glass Systems, L.P., dated as of August 1, 1997.	(Note 2)

Exhibit No.	Description	Note No.
3.8	Articles of Incorporation of Tuboscope Pipeline Services Inc., as amended.	(Note 2)

3.9	Bylaws of Tuboscope Pipeline Services Inc., as amended.	(Note 2)

3.10	Certificate of Incorporation of Varco I/P, Inc., as amended.	(Note 2)

3.11	Bylaws of Varco I/P, Inc.	(Note 2)

3.12	Certificate of Incorporation of Tuboscope (Holdings U.S.) Inc.	(Note 2)

3.13	Bylaws of Tuboscope (Holdings U.S.) Inc.	(Note 2)

3.14	Certificate of Incorporation of Environmental Procedures, Inc.	(Note 2)

3.15	Bylaws of Environmental Procedures, Inc.	(Note 2)

3.16†	Company Agreement of TVI Holdings, L.L.C.

3.17†	Certificate of Incorporation of Varco US Holdings, Inc.

3.18†	Bylaws of Varco US Holdings, Inc.

3.19†	Articles of Incorporation of Advanced Wirecloth, Inc.

3.20†	Bylaws of Advanced Wirecloth, Inc.

3.21†	Certificate of Incorporation of Tulsa Equipment Manufacturing Company

3.22†	Bylaws of Tulsa Equipment Manufacturing Company

4.1

Rights Agreement, dated as of November 29, 2000, by and between the Company and Chase Mellon Shareholder Services, L.L.C., as Rights Agent, which includes the form of Certificate of Designations of the Series A Junior Participating Preferred Stock of Varco International, Inc. as Exhibit A, the form of Right Certificate as Exhibit B, and the Summary of Rights to Purchase Preferred Shares as Exhibit C.

(Note 1)

4.2	Registration Rights Agreement dated May 13, 1988 among the Company, Brentwood Associates, Hub Associates IV, L.P. and the investors listed therein.	(Note 3)

4.3	Purchase Agreement dated as of October 1, 1991 between the Company and Baker Hughes Incorporated regarding certain registration rights.	(Note 4)

4.4	Registration Rights Agreement dated April 24, 1996 among the Company, SCF III, L.P., D.O.S. Partners L.P., Panmell (Holdings), Ltd. and Zink Industries Limited.	(Note 5)

4.5	Registration Rights Agreement dated March 7, 1997 among the Company and certain stockholders of Fiber Glass Systems, Inc.	(Note 6)

4.6

Indenture, dated as of February 25, 1998, between the Company, the Guarantors named therein and The Bank of New York as trustee, relating to $100,000,000 aggregate principal amount of 7½% Senior Notes due 2008; Specimen Certificate of 7½% Senior Notes due 2008; and Specimen Certificate at 7½% Senior Notes due 2008.

(Note 7)

4.7

Indenture, dated as of May 1, 2001, among the Company, the Guarantors named therein and The Bank of New York as trustee, relating to $200,000,000 aggregate principal amount of 7¼% Senior Notes due 2011.

(Note 2)

4.8†

Indenture, dated as of November 19, 2002, between the Company, the guarantors named therein and The Bank of New York Trust Company of Florida as trustee, relating to $150,000,000 aggregate principal amount of 5.5% Senior Notes due 2012; Specimen Certificate of 5.5% Senior Notes due 2012; and Specimen Certificate at 5.5% Senior Notes due 2012.

Exhibit No.	Description	Note No.
4.9†	Specimen Certificate of 5.5% Senior Notes due 2012 (the “old notes”) (included in Exhibit 4.8).

4.10†	Specimen Certificate of 5.5% Senior Notes due 2012 (the “new notes”) (included in Exhibit 4.8).

4.11†	Registration Rights Agreement dated as of November 19, 2002, among the Company and Salomon Smith Barney Inc.

5.1	Opinion of James F. Maroney, III, Esq. regarding the validity of the new notes.

10.1

Credit Agreement, dated as of January 30, 2002, among the Company, as the Borrower, Wells Fargo Bank Texas, National Association, as Administrative Agent, Bank One, NA, as Syndication Agent, Credit Suisse First Boston, Cayman Islands Branch, as Documentation Agent, and the other Banks a party thereto.

(Note 8)

10.2*	Tuboscope Inc. Deferred Compensation Plan dated November 14, 1994; Amendment to Tuboscope Inc. Deferred Compensation Plan dated May 11, 1998.	(Note 9)

10.2.1	Amendment to Tuboscope Inc. Deferred Compensation Plan dated August 29, 2002.	(Note 26)

10.3*	Amended and Restated 1996 Equity Participation Plan.	(Note 1)

10.3.1*	Form of Non-qualified Stock Option Agreement for Employees and Consultants; Form of Non-qualified Stock Option Agreement for Independent Directors.	(Note 26)

10.4*	DOS Ltd. 1993 Stock Option Plan; Form of D.O.S. Ltd. Non-Statutory Stock Option Agreement.	(Note 10)

10.5*

Amended and Restated Stock Option Plan for Key Employees of Tuboscope Vetco International Corporation; Form of Revised Incentive Stock Option Agreement; and Form of Revised Non-Qualified Stock Option Agreement.

(Note 11)

10.6*	Stock Option Plan for Non-Employee Directors; Amendment to Stock Option Plan for Non-Employee Directors; and Form of Stock Option Agreement.	(Note 12)

10.7*	Varco International, Inc. Supplemental Executive Retirement Plan	(Note 13)

10.7.1*	Amendment to Varco International, Inc. Supplemental Executive Retirement Plan	(Note 14)

10.7.2*	Second Amendment to Varco International, Inc. Supplemental Executive Retirement Plan	(Note 15)

10.8	Lease dated March 7, 1985, as amended	(Note 16)

10.8.1	Agreement dated as of January 1, 1982, with respect to Lease included as Exhibit 10.8	(Note 17)

10.8.2	Agreement dated as of January 1, 1984, with respect to Lease included as Exhibit 10.8	(Note 18)

10.8.3	Agreement dated as of February 8, 1985, with respect to Lease included as Exhibit 10.8	(Note 18)

10.8.4	Agreement dated as of April 12, 1985, with respect to Lease included as Exhibit 10.8	(Note 19)

10.8.5	Amendment dated as of January 11, 1996, with respect to Lease included as Exhibit 10.8	(Note 20)

10.9	Standard Industrial Lease-Net dated September 29, 1988 for the premises at 743 N. Eckhoff, Orange, California	(Note 21)

10.9.1	First amendment dated as of January 11, 1996 to Lease included as Exhibit 10.9	(Note 20)

Exhibit No.	Description	Note No.
10.10*	The Varco International, Inc. 1990 Stock Option Plan, as amended	(Note 22)

10.10.1*	Amendments to the Varco International, Inc. 1990 Stock Option Plan	(Note 23)

10.11*	Varco International, Inc. 1994 Directors’ Stock Option Plan	(Note 20)

10.11.1*	Amendment to Varco International, Inc. 1994 Directors’ Stock Option Plan	(Note 15)

10.12*	The Varco International, Inc. Deferred Compensation Plan.	(Note 23)

10.13	Master Leasing Agreement, dated December 18, 1995 between the Company and Heller Financial Leasing, Inc.	(Note 27)

10.14*	Form of Executive Agreement of certain members of senior management	(Note 24)

10.14.1*	Form of First Amendment to Executive Agreements	(Note 24)

10.15*	Executive Agreement of John F. Lauletta	(Note 24)

10.16*	Executive Agreement of Joseph C. Winkler	(Note 24)

10.17*	Executive Agreement of George Boyadjieff	(Note 25)

10.18*	Executive Agreement of Michael W. Sutherlin	(Note 25)

10.19*	Form of Indemnity Agreement	(Note 24)

12.1	Computation of Ratio of Earnings to Fixed Charges.

23.1	Consent of James F. Maroney, III, Esq. (included in his opinion filed as Exhibit 5.1).

23.2	Consent of Ernst & Young LLP.

24.1†	Power of Attorney of officers and directors of Varco and each of the guarantors.

25.1†	Statement of Eligibility and Qualification (Form T-1) under the Trust Indenture Act of 1939 of The Bank of New York.

99.1	Form of Letter of Transmittal and related documents to be used in conjunction with the exchange offer.

99.2	Form of Notice of Guaranteed Delivery.

For purposes of this list of exhibits and the notes below, the term “Company” refers to the registrant, Varco International, Inc., a Delaware corporation formerly known as Tuboscope Inc., and the term “Varco” refers to Varco International, Inc., a California corporation which merged with and into the registrant in June 2000.

(†)	Previously filed with the original registration statement on Form S-4 (No. 333-102162).

(*)	Management contract, compensation plan or arrangement.

Note 1	Incorporated by reference to the Company’s Annual Report on Form 10-K for the fiscal year ended December 31, 2000.

Note 2	Incorporated by reference to the Company’s Registration Statement on Form S-4 (No. 333-64226).

Note 3	Incorporated by reference to the Company’s Registration Statement on Form S-1 (No. 33-31102).

Note 4	Incorporated by reference to the Company’s Registration Statement on Form S-1 (No. 33-43525).

Note 5	Incorporated by reference to the Company’s Current Report on Form 8-K filed on January 16, 1996.

Note 6	Incorporated by reference to the Company’s Current Report on 8-K Filed on March 19, 1997, as amended by Amendment No. 1 filed on May 7, 1997.

Note 7	Incorporated by reference to the Company’s Registration Statement on Form S-4 (No. 333-51115).

Note 8	Incorporated by reference to the Company’s Annual Report on Form 10-K for the fiscal year ended December 31, 2002.

Note 9	Incorporated by reference to the Company’s Quarterly Report on Form 10-Q for the quarter ended June 30, 1998.

Note 10	Incorporated by reference to the Company’s Registration Statement on Form S-8 (No. 333-05237).

Note 11	Incorporated by reference to the Company’s Registration Statement on Form S-8 (No. 33-72150).

Note 12	Incorporated by reference to the Company’s Registration Statement on Form S-8 (No. 33-72072).

Note 13	Incorporated by reference to Varco’s Annual Report on Form 10-K for the fiscal year ended December 31, 1992.

Note 14	Incorporated by reference to Varco’s Annual Report on Form 10-K for the fiscal year ended December 31, 1996.

Note 15	Incorporated by reference to Varco’s Annual Report on Form 10-K for the fiscal year ended December 31, 1997.

Note 16	Incorporated by reference to Varco’s Annual Report on Form 10-K for the year ended December 31, 1981.

Note 17	Incorporated by reference to Varco’s Annual Report on Form 10-K for the fiscal year ended December 31, 1982.

Note 18	Incorporated by reference to Varco’s Annual Report on Form 10-K for the fiscal year ended December 31, 1984.

Note 19	Incorporated by reference to Varco’s Quarterly Report on Form 10-Q for the fiscal quarter ended June 30, 1985.

Note 20	Incorporated by reference to Varco’s Annual Report on Form 10-K for the fiscal year ended December 31, 1995.

Note 21	Incorporated by reference to Varco’s Annual Report on Form 10-K for the fiscal year ended December 31, 1988.

Note 22	Incorporated by reference to Varco’s Registration Statement on Form S-8, Registration No. 333-21681.

Note 23	Incorporated by reference to Varco’s Annual Report on Form 10-K for the year ended December 31, 1999.

Note 24	Incorporated by reference to the Company’s Registration Statement of Form S-4 (333-34582).

Note 25	Incorporated by reference to Varco’s Annual Report on Form 10-K/A for the fiscal year ended December 31, 1999.

Note 26	Incorporated by reference to the Company’s Quarterly Report on Form 10-Q for the fiscal quarter ended September 30, 2002.

Note 27	Incorporated by reference to the Company’s Annual Report on Form 10-K for the fiscal year ended December 31, 1995.

(b)  Financial Statement Schedules

Schedules not listed above are omitted because of the absence of the conditions under which they are required or because the information required by such omitted schedules is set forth in the financial statements or the notes thereto.

Item 22.    Undertakings.

(a)    The undersigned registrants hereby undertake:

(1)    To file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement:

(i) To include any prospectus required by Section 10(a)(3) of the Securities Act of 1933;

(ii) To reflect in the prospectus any facts or events arising after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement. Notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high and of the estimated maximum offering range may be reflected in the form of a prospectus pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price represent no more than a 20 percent change in the maximum aggregate offering price set forth in the “Calculation of Registration Fee” table in the effective registration statement; and

(iii) To include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement.

(2)    That, for the purpose of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offering therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(3)    To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrants pursuant to the provisions referred to in foregoing provisions, or otherwise, the registrants have been advised that in the opinion of the SEC such indemnification is against public policy as expressed in the Act and is, therefore, enforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrants of expenses incurred or paid by a director, officer, or controlling person of the registrants in the successful defense of any action, suit, or proceeding) is asserted by such director, officer, or controlling person in connection with the securities being registered, the registrants will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question as to whether such indemnification by it is against public policy as expressed in the act, and will be governed by the final adjudication of such issue.

(b)    The undersigned registrants hereby undertake to respond to requests for information that is incorporated by reference into the prospectus pursuant to Items 4, 10(b), 11 or 13 of this Form, within one business day of receipt of such request, and to send the incorporated documents by first class mail or other equally prompt means. This includes information contained in documents filed subsequent to the effective date of the registration statement through the date of responding to the request.

(c)    The undersigned registrants hereby undertake to supply by means of a post-effective amendment all information concerning a transaction, and the company being acquired involved therein, that was not the subject of and included in the registration statement when it became effective.

(d)    The undersigned registrants hereby undertake that, for purposes of determining any liability under the Securities Act of 1933, each filing of each registrant’s annual report pursuant to section 13(a) or section 15(d) of the Securities Exchange Act of 1934 (and, where applicable, each filing of an employee benefit plan’s annual report pursuant to section 15(d) of the Securities Exchange Act of 1934) that is incorporated by reference in the registration statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(e)    The undersigned registrants hereby undertake as follows: that prior to any public reoffering of the securities registered hereunder through use of a prospectus which is a part of this registration statement, by any person or party who is deemed to be an underwriter within the meaning of Rule 145(c), the issuer undertakes that such reoffering prospectus will contain the information called for by the applicable registration form with respect to reofferings by persons who may be deemed underwriters, in addition to the information called for by the other items of the applicable form.

(f)    The registrants undertake that every prospectus: (i) that is filed pursuant to paragraph (e) immediately preceding, or (ii) that purports to meet the requirements of Section 10(a)(3) of the Securities Act of 1933 and is used in connection with an offering of securities subject to Rule 415, will be filed as a part of an amendment to the registration statement and will not be used until such amendment is effective, and that, for purposes of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

SIGNATURES

Pursuant to the requirements of the Securities Act, each registrant has duly caused this Amendment No. 1 to the registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Houston, State of Texas on February 25, 2003.

VARCO INTERNATIONAL, INC.

By:	/s/ JOHN F. LAULETTA

John F. Lauletta
Chief Executive Officer and
President of Varco International, Inc.

ENVIRONMENTAL PROCEDURES, INC.

By:	/s/ JOSEPH C. WINKLER

Joseph C. Winkler
Vice President of Environmental Procedures, Inc.

TUBO-FGS, L.L.C.

By:	/s/ JOSEPH C. WINKLER

Joseph C. Winkler
Vice President of Tubo-FGS, L.L.C.

FIBER GLASS SYSTEMS HOLDINGS, L.L.C.

By:	/s/ JOSEPH C. WINKLER

Joseph C. Winkler
Vice President of
Fiber Glass Systems Holdings,

TUBOSCOPE (HOLDING U.S.) INC.

By:	/s/ JOSEPH C. WINKLER

Joseph C. Winkler
Vice President of
Tuboscope (Holding U.S.) Inc.

VARCO I/P, INC.

By:	/s/ JOSEPH C. WINKLER

Joseph C. Winkler
Vice President of Varco I/P, Inc.

TUBOSCOPE PIPELINE SERVICES INC.

By:	/s/ JOSEPH C. WINKLER

Joseph C. Winkler
Vice President of
Tuboscope Pipeline Services Inc.

VARCO, L.P.

By:	/s/ JOSEPH C. WINKLER

Joseph C. Winkler
President and Chief Operating Officer of Varco, L.P.

FIBER GLASS SYSTEMS, L.P.

By:	/s/ JOSEPH C. WINKLER

Joseph C. Winkler
Vice President of Fiber Glass Systems, L.P.

VARCO US HOLDINGS, INC.

By:	/s/ JOSEPH C. WINKLER

Joseph C. Winkler
Vice President of Varco US Holdings, Inc.

ADVANCED WIRECLOTH, INC.

By:	/s/ JOSEPH C. WINKLER

Joseph C. Winkler
Vice President of Advanced Wirecloth, Inc.

TULSA EQUIPMENT MANUFACTURING COMPANY

By:	/s/ JOSEPH C. WINKLER

Joseph C. Winkler
Vice President of Tulsa Equipment Manufacturing Company

TVI HOLDINGS, L.L.C.

By:	/s/ JOSEPH C. WINKLER

Joseph C. Winkler
Manager of TVI Holdings, L.L.C.

Pursuant to the requirements of the Securities Act, this Amendment No. 1 to the registration statement has been signed by the following persons in the capacities indicated and on the dates indicated.

Signature	Title	Date

VARCO INTERNATIONAL, INC.

* George I. Boyadjieff	Chairman of the Board and Director	February 25, 2003

* Clay C. Williams	Vice President and Chief Financial Officer of Varco International, Inc. (Principal Financial and Accounting Officer)	February 25, 2003

* John F. Lauletta	Chief Executive Officer, President and Director (Principal Executive Officer)	February 25, 2003

* George S. Dotson	Director	February 25, 2003

* Andre R. Horn	Director	February 25, 2003

* Richard A. Kertson	Director	February 25, 2003

* Eric L. Mattson	Director	February 25, 2003

* L. E. Simmons	Director	February 25, 2003

* Jeffery A. Smisek	Director	February 25, 2003

* Douglas E. Swanson	Director	February 25, 2003

Signature	Title	Date

* Eugene R. White	Director	February 25, 2003

* James D. Woods	Director	February 25, 2003

ENVIRONMENTAL PROCEDURES, INC.

* John F. Lauletta	Director and President of Environmental Procedures, Inc. (Principal Executive Officer)	February 25, 2003

* Joseph C. Winkler	Director, Vice President and Treasurer of Environmental Procedures, Inc. (Principal Financial and Accounting Officer)	February 25, 2003

/s/ JAMES F. MARONEY, III James F. Maroney, III	Director of Environmental Procedures, Inc.	February 25, 2003

* Clay C. Williams	Director of Environmental Procedures, Inc.	February 25, 2003

TUBOSCOPE (HOLDING U.S.) INC.

* John F. Lauletta	Director and President of Tuboscope (Holding U.S.) Inc. (Principal Executive Officer)	February 25, 2003

* Joseph C. Winkler	Director, Vice President and Treasurer of Tuboscope (Holding U.S.) Inc. (Principal Financial and Accounting Officer)	February 25, 2003

/s/ JAMES F. MARONEY, III James F. Maroney, III	Director of Tuboscope (Holding U.S.) Inc.	February 25, 2003

VARCO I/P, INC.

* John F. Lauletta	Director and President of Varco I/P, Inc. (Principal Executive Officer)	February 25, 2003

* Joseph C. Winkler	Director, Vice President and Treasurer of Varco I/P, Inc. (Principal Financial and Accounting Officer)	February 25, 2003

/s/ JAMES F. MARONEY, III James F. Maroney, III		February 25, 2003

Signature	Title	Date

TUBOSCOPE PIPELINE SERVICES, INC.

* John F. Lauletta	Director and President of Tuboscope Pipeline Services, Inc. (Principal Executive Officer)	February 25, 2003

* Joseph C. Winkler	Director, Vice President and Treasurer of Tuboscope Pipeline Services, Inc. (Principal Financial and Accounting Officer)	February 25, 2003

/s/ JAMES F. MARONEY, III James F. Maroney, III	Director of Tuboscope Pipeline Services, Inc.	February 25, 2003

VARCO US HOLDINGS, INC.

* John F. Lauletta	Director and President of Varco US Holdings, Inc. (Principal Executive Officer)	February 25, 2003

* Joseph C. Winkler	Director, Vice President and Treasurer of Varco US Holdings, Inc. (Principal Financial and Accounting Officer)	February 25, 2003

/s/ JAMES F. MARONEY, III James F. Maroney, III	Director of Varco US Holdings, Inc.	February 25, 2003

ADVANCED WIRECLOTH, INC.

* John F. Lauletta	Director and President of Advanced Wirecloth, Inc. (Principal Executive Officer)	February 25, 2003

* Joseph C. Winkler	Director, Vice President and Treasurer of Advanced Wirecloth, Inc. (Principal Financial and Accounting Officer)	February 25, 2003

/s/ JAMES F. MARONEY, III James F. Maroney, III	Director of Advanced Wirecloth, Inc.	February 25, 2003

* Clay C. Williams	Director of Advanced Wirecloth, Inc.	February 25, 2003

Signature	Title	Date

TULSA EQUIPMENT MANUFACTURING COMPANY

* John F. Lauletta	Director and President of Tulsa Equipment Manufacturing Company (Principal Executive Officer)	February 25, 2003

* Joseph C. Winkler	Director, Vice President and Treasurer of Tulsa Equipment Manufacturing Company (Principal Financial and Accounting Officer)	February 25, 2003

/S/ JAMES F. MARONEY, III James F. Maroney, III	Director of Tulsa Equipment Manufacturing Company	February 25, 2003

TUBO-FGS, L.L.C.

* John F. Lauletta	Manager and President of Tubo-FGS, L.L.C. (Principal Executive Officer)	February 25, 2003

* Joseph C. Winkler	Manager, Vice President and Treasurer of Tubo-FGS, L.L.C. (Principal Financial and Accounting Officer)	February 25, 2003

/s/ James F. Maroney, III James F. Maroney, III	Manager of Tubo-FGS, L.L.C.	February 25, 2003

FIBER GLASS SYSTEMS HOLDINGS, L.L.C.

* John F. Lauletta	Manager and President of Fiber Glass Systems Holdings, L.L.C. (Principal Executive Officer)	February 25, 2003

* Joseph C. Winkler	Manager, Vice President and Treasurer of Fiber Glass Systems Holdings, L.L.C. (Principal Financial and Accounting Officer)	February 25, 2003

/s/ James F. Maroney, III James F. Maroney, III	Manager of Fiber Glass Systems Holdings, L.L.C.	February 25, 2003

* Janice C. George	Manager of Fiber Glass Systems Holdings, L.L.C.	February 25, 2003

Signature	Title	Date

TVI HOLDINGS, L.L.C.

* John F. Lauletta	Manager and President of TVI Holdings, L.L.C. (Principal Executive Officer)	February 25, 2003

* Joseph C. Winkler	Manager, Vice President and Treasurer of TVI Holdings, L.L.C. (Principal Financial and Accounting Officer)	February 25, 2003

* James F. Maroney, III	Manager of TVI Holdings, L.L.C.	February 25, 2003

FIBER GLASS SYSTEMS, L.P.

* John F. Lauletta	President of Tubo-FGS, L.L.C., general partner of Fiber Glass Systems, L.P. (Principal Executive Officer)	February 25, 2003

* Joseph C. Winkler	Vice President of Tubo-FGS, L.L.C., general partner of Fiber Glass Systems, L.P. (Principal Financial and Accounting Officer)	February 25, 2003

/s/ JAMES F. MARONEY, III James F. Maroney, III	Vice President of Tubo-FGS, L.L.C., general partner of Fiber Glass Systems, L.P.	February 25, 2003

VARCO, L.P.

* John F. Lauletta	President of Tubo-FGS, L.L.C., general partner of Varco, L.P. (Principal Executive Officer)	February 25, 2003

* Joseph C. Winkler	Vice President of Tubo-FGS, L.L.C., general partner of Varco, L.P. (Principal Financial and Accounting Officer)	February 25, 2003

* James F. Maroney, III	Vice President of Tubo-FGS, L.L.C., general partner of Varco, L.P.	February 25, 2003

* By:	/s/ JAMES F. MARONEY, III
James F. Maroney, III
Attorney-in-fact

EXHIBIT INDEX

Exhibit No.	Description	Note No.
3.1	Third Amended and Restated Certificate of Incorporation of Varco International, Inc., dated May 30, 2000.	(Note 1)

3.2	Third Amended and Restated Bylaws.	(Note 1)

3.3	Certificate of Designations of Series A Junior Participating Preferred Stock of Varco International, Inc., dated November 30, 2000.	(Note 1)

3.4	Company Agreement of Fiber Glass Systems Holdings, L.L.C., dated December 31, 1999.	(Note 2)

3.5	Company Agreement of Tubo-FGS, L.L.C., dated December 31, 1999.	(Note 2)

3.6	Limited Partnership Agreement of Varco, L.P., dated as of September 1, 2000.	(Note 2)

3.7	Limited Partnership Agreement of Fiber Glass Systems, L.P., dated as of August 1, 1997.	(Note 2)

3.8	Articles of Incorporation of Tuboscope Pipeline Services Inc., as amended.	(Note 2)

3.9	Bylaws of Tuboscope Pipeline Services Inc., as amended.	(Note 2)

3.10	Certificate of Incorporation of Varco I/P, Inc., as amended.	(Note 2)

3.11	Bylaws of Varco I/P, Inc.	(Note 2)

3.12	Certificate of Incorporation of Tuboscope (Holdings U.S.) Inc.	(Note 2)

3.13	Bylaws of Tuboscope (Holdings U.S.) Inc.	(Note 2)

3.14	Certificate of Incorporation of Environmental Procedures, Inc.	(Note 2)

3.15	Bylaws of Environmental Procedures, Inc.	(Note 2)

3.16†	Company Agreement of TVI Holdings, L.L.C.

3.17†	Certificate of Incorporation of Varco US Holdings, Inc.

3.18†	Bylaws of Varco US Holdings, Inc.

3.19†	Articles of Incorporation of Advanced Wirecloth, Inc.

3.20†	Bylaws of Advanced Wirecloth, Inc.

3.21†	Certificate of Incorporation of Tulsa Equipment Manufacturing Company

3.22†	Bylaws of Tulsa Equipment Manufacturing Company

4.1

Rights Agreement, dated as of November 29, 2000, by and between the Company and Chase Mellon Shareholder Services, L.L.C., as Rights Agent, which includes the form of Certificate of Designations of the Series A Junior Participating Preferred Stock of Varco International, Inc. as Exhibit A, the form of Right Certificate as Exhibit B, and the Summary of Rights to Purchase Preferred Shares as Exhibit C.

(Note 1)

4.2	Registration Rights Agreement dated May 13, 1988 among the Company, Brentwood Associates, Hub Associates IV, L.P. and the investors listed therein.	(Note 3)

4.3	Purchase Agreement dated as of October 1, 1991 between the Company and Baker Hughes Incorporated regarding certain registration rights.	(Note 4)

4.4	Registration Rights Agreement dated April 24, 1996 among the Company, SCF III, L.P., D.O.S. Partners L.P., Panmell (Holdings), Ltd. and Zink Industries Limited.	(Note 5)

Exhibit No.	Description	Note No.

4.5	Registration Rights Agreement dated March 7, 1997 among the Company and certain stockholders of Fiber Glass Systems, Inc.	(Note 6)

4.6

Indenture, dated as of February 25, 1998, between the Company, the Guarantors named therein and The Bank of New York as trustee, relating to $100,000,000 aggregate principal amount of 7½% Senior Notes due 2008; Specimen Certificate of 7½% Senior Notes due 2008; and Specimen Certificate at 7½% Senior Notes due 2008.

(Note 7)

4.7

Indenture, dated as of May 1, 2001, among the Company, the Guarantors named therein and The Bank of New York as trustee, relating to $200,000,000 aggregate principal amount of 7¼% Senior Notes due 2011.

(Note 2)

4.8†

Indenture, dated as of November 19, 2002, between the Company, the guarantors named therein and The Bank of New York Trust Company of Florida as trustee, relating to $150,000,000 aggregate principal amount of 5.5% Senior Notes due 2012; Specimen Certificate of 5.5% Senior Notes due 2012; and Specimen Certificate at 5.5% Senior Notes due 2012.

4.9†	Specimen Certificate of 5.5% Senior Notes due 2012 (the “old notes”) (included in Exhibit 4.8).

4.10†	Specimen Certificate of 5.5% Senior Notes due 2012 (the “new notes”) (included in Exhibit 4.8).

4.11†	Registration Rights Agreement dated as of November 19, 2002, among the Company and Salomon Smith Barney Inc.

5.1	Opinion of James F. Maroney, III, Esq. regarding the validity of the new notes.

10.1

Credit Agreement, dated as of January 30, 2002, among the Company, as the Borrower, Wells Fargo Bank Texas, National Association, as Administrative Agent, Bank One, NA, as Syndication Agent, Credit Suisse First Boston, Cayman Islands Branch, as Documentation Agent, and the other Banks a party thereto.

(Note 8)

10.2*	Tuboscope Inc. Deferred Compensation Plan dated November 14, 1994; Amendment to Tuboscope Inc. Deferred Compensation Plan dated May 11, 1998.	(Note 9)

10.2.1	Amendment to Tuboscope Inc. Deferred Compensation Plan dated August 29, 2002.	(Note 26)

10.3*	Amended and Restated 1996 Equity Participation Plan.	(Note 1)

10.3.1*	Form of Non-qualified Stock Option Agreement for Employees and Consultants; Form of Non-qualified Stock Option Agreement for Independent Directors.	(Note 26)

10.4*	DOS Ltd. 1993 Stock Option Plan; Form of D.O.S. Ltd. Non-Statutory Stock Option Agreement.	(Note 10)

10.5*

Amended and Restated Stock Option Plan for Key Employees of Tuboscope Vetco International Corporation; Form of Revised Incentive Stock Option Agreement; and Form of Revised Non-Qualified Stock Option Agreement.

(Note 11)

10.6*	Stock Option Plan for Non-Employee Directors; Amendment to Stock Option Plan for Non-Employee Directors; and Form of Stock Option Agreement.	(Note 12)

10.7*	Varco International, Inc. Supplemental Executive Retirement Plan	(Note 13)

10.7.1*	Amendment to Varco International, Inc. Supplemental Executive Retirement Plan	(Note 14)

10.7.2*	Second Amendment to Varco International, Inc. Supplemental Executive Retirement Plan	(Note 15)

10.8	Lease dated March 7, 1985, as amended	(Note 16)

Exhibit No.	Description	Note No.

10.8.1	Agreement dated as of January 1, 1982, with respect to Lease included as Exhibit 10.8	(Note 17)

10.8.2	Agreement dated as of January 1, 1984, with respect to Lease included as Exhibit 10.8	(Note 18)

10.8.3	Agreement dated as of February 8, 1985, with respect to Lease included as Exhibit 10.8	(Note 18)

10.8.4	Agreement dated as of April 12, 1985, with respect to Lease included as Exhibit 10.8	(Note 19)

10.8.5	Amendment dated as of January 11, 1996, with respect to Lease included as Exhibit 10.8	(Note 20)

10.9	Standard Industrial Lease-Net dated September 29, 1988 for the premises at 743 N. Eckhoff, Orange, California	(Note 21)

10.9.1	First amendment dated as of January 11, 1996 to Lease included as Exhibit 10.9	(Note 20)

10.10*	The Varco International, Inc. 1990 Stock Option Plan, as amended	(Note 22)

10.10.1*	Amendments to the Varco International, Inc. 1990 Stock Option Plan	(Note 23)

10.11*	Varco International, Inc. 1994 Directors’ Stock Option Plan	(Note 20)

10.11.1*	Amendment to Varco International, Inc. 1994 Directors’ Stock Option Plan	(Note 15)

10.12*	The Varco International, Inc. Deferred Compensation Plan.	(Note 23)

10.13	Master Leasing Agreement, dated December 18, 1995 between the Company and Heller Financial Leasing, Inc.	(Note 27)

10.14*	Form of Executive Agreement of certain members of senior management	(Note 24)

10.14.1*	Form of First Amendment to Executive Agreements	(Note 24)

10.15*	Executive Agreement of John F. Lauletta	(Note 24)

10.16*	Executive Agreement of Joseph C. Winkler	(Note 24)

10.17*	Executive Agreement of George Boyadjieff	(Note 25)

10.18*	Executive Agreement of Michael W. Sutherlin	(Note 25)

10.19*	Form of Indemnity Agreement	(Note 24)

12.1	Computation of Ratio of Earnings to Fixed Charges.

23.1	Consent of James F. Maroney, III, Esq. (included in his opinion filed as Exhibit 5.1).

23.2	Consent of Ernst & Young LLP.

24.1†	Power of Attorney of officers and directors of Varco and each of the guarantors.

25.1†	Statement of Eligibility and Qualification (Form T-1) under the Trust Indenture Act of 1939 of The Bank of New York.

99.1	Form of Letter of Transmittal and related documents to be used in conjunction with the exchange offer.

99.2	Form of Notice of Guaranteed Delivery.

For purposes of this list of exhibits and the notes below, the term “Company” refers to the registrant, Varco International, Inc., a Delaware corporation formerly known as Tuboscope Inc., and the term “Varco” refers to Varco International, Inc., a California corporation which merged with and into the registrant in June 2000.

(†)	Previously filed with the original registration statement on Form S-4 (No. 333-102162).

(*)	Management contract, compensation plan or arrangement.

Note 1	Incorporated by reference to the Company’s Annual Report on Form 10-K for the fiscal year ended December 31, 2000.

Note 2	Incorporated by reference to the Company’s Registration Statement on Form S-4 (No. 333-64226).

Note 3	Incorporated by reference to the Company’s Registration Statement on Form S-1 (No. 33-31102).

Note 4	Incorporated by reference to the Company’s Registration Statement on Form S-1 (No. 33-43525).

Note 5	Incorporated by reference to the Company’s Current Report on Form 8-K filed on January 16, 1996.

Note 6	Incorporated by reference to the Company’s Current Report on 8-K Filed on March 19, 1997, as amended by Amendment No. 1 filed on May 7, 1997.

Note 7	Incorporated by reference to the Company’s Registration Statement on Form S-4 (No. 333-51115).

Note 8	Incorporated by reference to the Company’s Annual Report on Form 10-K for the fiscal year ended December 31, 2002.

Note 9	Incorporated by reference to the Company’s Quarterly Report on Form 10-Q for the quarter ended June 30, 1998.

Note 10	Incorporated by reference to the Company’s Registration Statement on Form S-8 (No. 333-05237).

Note 11	Incorporated by reference to the Company’s Registration Statement on Form S-8 (No. 33-72150).

Note 12	Incorporated by reference to the Company’s Registration Statement on Form S-8 (No. 33-72072).

Note 13	Incorporated by reference to Varco’s Annual Report on Form 10-K for the fiscal year ended December 31, 1992.

Note 14	Incorporated by reference to Varco’s Annual Report on Form 10-K for the fiscal year ended December 31, 1996.

Note 15	Incorporated by reference to Varco’s Annual Report on Form 10-K for the fiscal year ended December 31, 1997.

Note 16	Incorporated by reference to Varco’s Annual Report on Form 10-K for the year ended December 31, 1981.

Note 17	Incorporated by reference to Varco’s Annual Report on Form 10-K for the fiscal year ended December 31, 1982.

Note 18	Incorporated by reference to Varco’s Annual Report on Form 10-K for the fiscal year ended December 31, 1984.

Note 19	Incorporated by reference to Varco’s Quarterly Report on Form 10-Q for the fiscal quarter ended June 30, 1985.

Note 20	Incorporated by reference to Varco’s Annual Report on Form 10-K for the fiscal year ended December 31, 1995.

Note 21	Incorporated by reference to Varco’s Annual Report on Form 10-K for the fiscal year ended December 31, 1988.

Note 22	Incorporated by reference to Varco’s Registration Statement on Form S-8, Registration No. 333-21681.

Note 23	Incorporated by reference to Varco’s Annual Report on Form 10-K for the year ended December 31, 1999.

Note 24	Incorporated by reference to the Company’s Registration Statement of Form S-4 (333-34582).

Note 25	Incorporated by reference to Varco’s Annual Report on Form 10-K/A for the fiscal year ended December 31, 1999.

Note 26	Incorporated by reference to the Company’s Quarterly Report on Form 10-Q for the fiscal quarter ended September 30, 2002.

Note 27	Incorporated by reference to the Company’s Annual Report on Form 10-K for the fiscal year ended December 31, 1995.